# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the quarter ended March 31, 2009.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**BALANCE SHEETS**

TO MARCH 31 OF 2009 AND 2008 **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| s01 | **TOTAL ASSETS** | **1,303,954,542** | **100** | **1,247,180,480** | **100** |
| s02 | **CURRENT ASSETS** | **403,646,059** | **31** | **390,224,584** | **31** |
| s03 | CASH AND SHORT-TERM INVESTMENTS | 143,049,198 | 11 | 118,177,716 | 9 |
| s04 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 55,351,707 | 4 | 97,218,558 | 8 |
| s05 | OTHER ACCOUNTS AND NOTES RECEIVABLE (NET) | 136,838,223 | 10 | 75,758,184 | 6 |
| s06 | INVENTORIES | 68,406,931 | 5 | 99,070,126 | 8 |
| s07 | OTHER CURRENT ASSETS | 0 | 0 | 0 | 0 |
| s08 | **LONG-TERM** | **11,604,349** | **1** | **30,945,873** | **2** |
| s09 | ACCOUNTS AND NOTES RECEIVABLE (NET) | 0 | 0 | 0 | 0 |
| s10 | INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | 11,604,349 | 1 | 30,945,873 | 2 |
| s11 | OTHER INVESTMENTS | 0 | 0 | 0 | 0 |
| s12 | **PROPERTY, PLANT AND EQUIPMENT (NET)** | **876,377,816** | **67** | **815,380,527** | **65** |
| s13 | LAND AND BUILDINGS | 679,932,664 | 52 | 572,262,092 | 46 |
| s14 | MACHINERY AND INDUSTRIAL EQUIPMENT | 884,584,010 | 68 | 890,345,752 | 71 |
| s15 | OTHER EQUIPMENT | 55,969,817 | 4 | 50,805,979 | 4 |
| s16 | ACCUMULATED DEPRECIATION | 868,505,641 | 67 | 787,103,827 | 63 |
| s17 | CONSTRUCTION IN PROGRESS | 124,396,966 | 10 | 89,070,531 | 7 |
| s18 | **OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)** | **12,326,318** | **1** | **10,629,496** | **1** |
| s19 | **OTHER ASSETS** | **0** | **0** | **0** | **0** |
| s20 | **TOTAL LIABILITIES** | **1,294,323,550** | **100** | **1,134,514,970** | **100** |
| s21 | **CURRENT LIABILITIES** | **184,925,491** | **14** | **235,197,805** | **21** |
| s22 | SUPPLIERS | 38,919,758 | 3 | 26,484,387 | 2 |
| s23 | BANK LOANS | 36,757,765 | 3 | 70,502,549 | 6 |
| s24 | STOCK MARKET LOANS | 42,369,431 | 3 | 20,099,891 | 2 |
| s103 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| s25 | TAXES PAYABLE | 19,893,943 | 2 | 83,124,674 | 7 |
| s26 | OTHER CURRENT LIABILITIES WITHOUT COST | 46,984,594 | 4 | 34,986,304 | 3 |
| s27 | **LONG-TERM LIABILITIES** | **551,278,922** | **43** | **413,589,621** | **36** |
| s28 | BANK LOANS | 223,811,178 | 17 | 139,566,492 | 12 |
| s29 | STOCK MARKET LOANS | 327,467,744 | 25 | 274,023,129 | 24 |
| s30 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| s31 | **DEFERRED LIABILITIES** | **3,906,919** | **0** | **8,114,029** | **1** |
| s32 | **OTHER NON CURRENT LIABILITIES WITHOUT COST** | **554,212,218** | **43** | **477,613,515** | **42** |
| s33 | **CONSOLIDATED STOCKHOLDERS EQUITY** | **9,630,992** | **100** | **112,665,510** | **100** |
| s34 | **MINORITY INTEREST** | **0** | **0** | **0** | **0** |
| s35 | **MAJORITY INTEREST** | **9,630,992** | **100** | **112,665,510** | **100** |
| s36 | **CONTRIBUTED CAPITAL** | **296,714,998** | **3081** | **248,932,059** | **221** |
| s79 | CAPITAL STOCK | 296,714,998 | 3081 | 248,932,059 | 221 |
| s39 | PREMIUM ON ISSUANCE OF SHARES | 0 | 0 | 0 | 0 |
| s40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| s41 | **EARNED CAPITAL** | **-287,084,006** | **-2981** | **-136,266,549** | **-121** |
| s42 | RETAINED EARNINGS AND CAPITAL RESERVES | -287,814,550 | -2988 | -139,507,552 | -124 |
| s44 | OTHER ACCUMULATED COMPREHENSIVE RESULT | 730,544 | 8 | 3,241,003 | 3 |
| s80 | SHARES REPURCHASED | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 01 YEAR: **2009**

**PETROLEOS MEXICANOS**

**BALANCE SHEETS**

BREAKDOWN OF MAIN CONCEPTS **CONSOLIDATED**

(Thousand Pesos) **Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **s03** | **CASH AND SHORT-TERM INVESTMENTS** | **143,049,198** | **100** | **118,177,716** | **100** |
| s46 | CASH | 87,277,418 | 61 | 37,503,529 | 32 |
| s47 | SHORT-TERM INVESTMENTS | 55,771,780 | 39 | 80,674,187 | 68 |
| **s07** | **OTHER CURRENT ASSETS** | **0** | **100** | **0** | **100** |
| s81 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s82 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s83 | OTHER | 0 | 0 | 0 | 0 |
| **s18** | **OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)** | **12,326,318** | **100** | **10,629,496** | **100** |
| s48 | DEFERRED EXPENSES (NET) | 0 | 0 | 0 | 0 |
| s49 | GOODWILL | 0 | 0 | 0 | 0 |
| s51 | OTHER | 12,326,318 | 100 | 10,629,496 | 100 |
| **s19** | **OTHER ASSETS** | **0** | **100** | **0** | **100** |
| s85 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s50 | DEFERRED TAXES | 0 | 0 | 0 | 0 |
| s104 | BENEFITS TO EMPLOYEES | 0 | 0 | 0 | 0 |
| s86 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s87 | OTHER | 0 | 0 | 0 | 0 |
| **s21** | **CURRENT LIABILITIES** | **184,925,491** | **100** | **235,197,805** | **100** |
| s52 | FOREIGN CURRENCY LIABILITIES | 49,158,078 | 27 | 72,403,930 | 31 |
| s53 | MEXICAN PESOS LIABILITIES | 135,767,413 | 73 | 162,793,875 | 69 |
| **s26** | **OTHER CURRENT LIABILITIES WITHOUT COST** | **46,984,594** | **100** | **34,986,304** | **100** |
| s88 | DERIVATIVE FINANCIAL INSTRUMENTS | 0 | 0 | 0 | 0 |
| s89 | INTEREST LIABILITIES | 0 | 0 | 0 | 0 |
| s68 | PROVISIONS | 0 | 0 | 0 | 0 |
| s90 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s58 | OTHER CURRENT LIABILITIES | 46,984,594 | 100 | 34,986,304 | 100 |
| s105 | BENEFITS TO EMPLOYEES | 0 | 0 | 0 | 0 |
| **s27** | **LONG-TERM LIABILITIES** | **551,278,922** | **100** | **413,589,621** | **100** |
| s59 | FOREIGN CURRENCY LIABILITIES | 483,449,489 | 88 | 320,503,144 | 77 |
| s60 | MEXICAN PESOS LIABILITIES | 67,829,433 | 12 | 93,086,477 | 23 |
| **s31** | **DEFERRED LIABILITIES** | **3,906,919** | **100** | **8,114,029** | **100** |
| s65 | NEGATIVE GOODWILL | 0 | 0 | 0 | 0 |
| s67 | OTHER | 3,906,919 | 100 | 8,114,029 | 100 |
| **s32** | **OTHER NON CURRENT LIABILITIES WITHOUT COST** | **554,212,218** | **100** | **477,613,515** | **100** |
| s66 | DEFERRED TAXES | 7,188,248 | 1 | 0 | 0 |
| s91 | OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE | 508,859,232 | 92 | 425,621,513 | 89 |
| s92 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| s69 | OTHER LIABILITIES | 38,164,738 | 7 | 51,992,002 | 11 |
| **s79** | **CAPITAL STOCK** | **296,714,998** | **100** | **248,932,059** | **100** |
| s37 | CAPITAL STOCK (NOMINAL) | 296,714,998 | 100 | 248,932,059 | 100 |
| s38 | RESTATEMENT OF CAPITAL STOCK | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**BALANCE SHEETS**

BREAKDOWN OF MAIN CONCEPTS

**CONSOLIDATED**

(Thousand Pesos)

**Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **s42** | **RETAINED EARNINGS AND CAPITAL RESERVES** | **-287,814,550** | **100** | **-139,507,552** | **100** |
| s93 | LEGAL RESERVE | 1,022,958 | 0 | 820,025 | 0 |
| s43 | RESERVE FOR REPURCHASE OF SHARES | 0 | 0 | 0 | 0 |
| s94 | OTHER RESERVES | 0 | 0 | 0 | 0 |
| s95 | RETAINED EARNINGS | -261,839,979 | 91 | -143,580,326 | 103 |
| s45 | NET INCOME FOR THE YEAR | -26,997,529 | 9 | 3,252,749 | -2 |
| **s44** | **OTHER ACCUMULATED COMPREHENSIVE RESULT** | **730,544** | **100** | **3,241,003** | **100** |
| s70 | ACCUMULATED MONETARY RESULT | 0 | 0 | 0 | 0 |
| s71 | RESULT FROM HOLDING NON-MONETARY ASSETS | 0 | 0 | 0 | 0 |
| s96 | CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION | 5,539,618 | 758 | 0 | 0 |
| s97 | CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS | -4,808,697 | -658 | 3,241,003 | 100 |
| s98 | CUMULATIVE EFFECT OF DEFERRED INCOME TAXES | -377 | 0 | 0 | 0 |
| s100 | OTHER | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**BALANCE SHEETS**

OTHER CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF S | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| s72 | WORKING CAPITAL | 218,720,568 | 155,026,779 |
| s73 | PENSIONS AND SENIORITY PREMIUMS | 5,109,406 | 7,122,630 |
| s74 | EXECUTIVES (*) | 0 | 0 |
| s75 | EMPLOYEES (*) | 143,743 | 141,466 |
| s76 | WORKERS (*) | 0 | 0 |
| s77 | OUTSTANDING SHARES (*) | 0 | 0 |
| s78 | REPURCHASED SHARES (*) | 0 | 0 |
| s101 | RESTRICTED CASH | 0 | 0 |
| s102 | DEBT OF NON CONSOLIDATED COMPANIES | 0 | 0 |

(*) THESE CONCEPTS ARE STATED IN UNITS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
**PETROLEOS MEXICANOS**

QUARTER: **01** YEAR: **2009**

**STATEMENTS OF INCOME**

FROM JANUARY THE 1st TO MARCH 31 OF 2009 AND 2008

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF R | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| r01 | **NET SALES** | **226,391,776** | **100** | **321,463,291** | **100** |
| r02 | COST OF SALES | 110,945,736 | 49 | 123,581,982 | 38 |
| r03 | **GROSS PROFIT** | **115,446,040** | **51** | **197,881,309** | **62** |
| r04 | GENERAL EXPENSES | 22,223,424 | 10 | 27,705,891 | 9 |
| r05 | **INCOME (LOSS) AFTER GENERAL EXPENSES** | **93,222,616** | **41** | **170,175,418** | **53** |
| r08 | OTHER INCOME AND (EXPENSE), NET | -2,883,103 | -1 | 35,873,108 | 11 |
| r06 | COMPREHENSIVE FINANCING RESULT | -20,270,751 | -9 | -894,604 | 0 |
| r12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | -169,496 | 0 | -259,481 | 0 |
| r48 | NON ORDINARY ITEMS | 0 | 0 | 0 | 0 |
| r09 | **INCOME BEFORE INCOME TAXES** | **69,899,266** | **31** | **204,894,441** | **64** |
| r10 | INCOME TAXES | 96,896,795 | 43 | 201,641,692 | 63 |
| r11 | **INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS** | **-26,997,529** | **-12** | **3,252,749** | **1** |
| r14 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| r18 | **NET CONSOLIDATED INCOME** | **-26,997,529** | **-12** | **3,252,749** | **1** |
| r19 | NET INCOME OF MINORITY INTEREST | 0 | 0 | 0 | 0 |
| r20 | **NET INCOME OF MAJORITY INTEREST** | **-26,997,529** | **-12** | **3,252,749** | **1** |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

**PETROLEOS MEXICANOS**

QUARTER: **01** YEAR: **2009**

**STATEMENTS OF INCOME**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF R | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **r01** | **NET SALES** | **226,391,776** | **100** | **321,463,291** | **100** |
| r21 | DOMESTIC | 132,982,540 | 59 | 163,482,970 | 51 |
| r22 | FOREIGN | 93,409,236 | 41 | 157,980,321 | 49 |
| r23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | 0 | 0 |
| **r08** | **OTHER INCOME AND (EXPENSE), NET** | **-2,883,103** | **100** | **35,873,108** | **100** |
| r49 | OTHER INCOME AND (EXPENSE), NET | -2,883,103 | 100 | 35,873,108 | 100 |
| r34 | EMPLOYEES PROFIT SHARING EXPENSES | 0 | 0 | 0 | 0 |
| r35 | DEFERRED EMPLOYEES PROFIT SHARING | 0 | 0 | 0 | 0 |
| **r06** | **COMPREHENSIVE FINANCING RESULT** | **-20,270,751** | **100** | **-894,604** | **100** |
| r24 | INTEREST EXPENSE | 23,947,037 | -118 | 15,141,963 | -1693 |
| r42 | GAIN (LOSS) ON RESTATEMENT OF UDIS | 0 | 0 | 0 | 0 |
| r45 | OTHER FINANCE COSTS | 0 | 0 | 0 | 0 |
| r26 | INTEREST INCOME | 10,989,655 | -54 | 9,721,945 | -1087 |
| r46 | OTHER FINANCIAL PRODUCTS | 0 | 0 | 0 | 0 |
| r25 | FOREIGN EXCHANGE GAIN (LOSS) (NET) | -7,313,369 | 36 | 4,525,414 | -506 |
| r28 | RESULT FROM MONETARY POSITION | 0 | 0 | 0 | 0 |
| **r10** | **INCOME TAXES** | **96,896,795** | **100** | **201,641,692** | **100** |
| r32 | INCOME TAX | 96,896,795 | 100 | 201,641,692 | 100 |
| r33 | DEFERRED INCOME TAX | 0 | 0 | 0 | 0 |

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**STATEMENTS OF INCOME**

OTHER CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF R | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| r36 | TOTAL SALES | 226,391,776 | 321,463,291 |
| r37 | TAX RESULT FOR THE YEAR | -26,997,529 | 3,252,749 |
| r38 | NET SALES (**) | 1,234,163,639 | 1,213,620,733 |
| r39 | OPERATING INCOME (**) | 494,443,849 | 625,951,588 |
| r40 | NET INCOME OF MAJORITY INTEREST (**) | -142,326,718 | -4,626,269 |
| r41 | NET CONSOLIDATED INCOME (**) | -142,326,718 | -4,626,269 |
| r47 | OPERATIVE DEPRECIATION AND ACCUMULATED | 23,288,609 | 20,917,100 |

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**QUARTERLY STATEMENTS OF INCOME**

FROM JANUARY1 TO MARCH 31 OF 2009

**CONSOLIDATED**

(Thousand Pesos)

**Final Printing**

| REF RT | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **rt01** | **NET SALES** | **226,391,776** | **100** | **321,463,291** | **100** |
| rt02 | COST OF SALES | 110,945,736 | 49 | 123,581,982 | 38 |
| **rt03** | **GROSS PROFIT** | **115,446,040** | **51** | **197,881,309** | **62** |
| rt04 | GENERAL EXPENSES | 22,223,424 | 10 | 27,705,891 | 9 |
| **rt05** | **INCOME (LOSS) AFTER GENERAL EXPENSES** | **93,222,616** | **41** | **170,175,418** | **53** |
| rt08 | OTHER INCOME AND (EXPENSE), NET | -2,883,103 | -1 | 35,873,108 | 11 |
| rt06 | COMPREHENSIVE FINANCING RESULT | -20,270,751 | -9 | -894,604 | 0 |
| rt12 | EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES | -169,496 | 0 | -259,481 | 0 |
| rt48 | NON ORDINARY ITEMS | 0 | 0 | 0 | 0 |
| **rt09** | **INCOME BEFORE INCOME TAXES** | **69,899,266** | **31** | **204,894,441** | **64** |
| rt10 | INCOME TAXES | 96,896,795 | 43 | 201,641,692 | 63 |
| **rt11** | **INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS** | **-26,997,529** | **-12** | **3,252,749** | **1** |
| rt14 | DISCONTINUED OPERATIONS | 0 | 0 | 0 | 0 |
| **rt18** | **NET CONSOLIDATED INCOME** | **-26,997,529** | **-12** | **3,252,749** | **1** |
| rt19 | NET INCOME OF MINORITY INTEREST | 0 | 0 | 0 | 0 |
| **rt20** | **NET INCOME OF MAJORITY INTEREST** | **-26,997,529** | **-12** | **3,252,749** | **1** |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**QUARTERLY STATEMENTS OF INCOME**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF RT | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **rt01** | **NET SALES** | **226,391,776** | **100** | **321,463,291** | **100** |
| rt21 | DOMESTIC | 132,982,540 | 59 | 163,482,970 | 51 |
| rt22 | FOREIGN | 93,409,236 | 41 | 157,980,321 | 49 |
| rt23 | TRANSLATED INTO DOLLARS (***) | 0 | 0 | 0 | 0 |
| **rt08** | **OTHER INCOME AND (EXPENSE), NET** | **-2,883,103** | **100** | **35,873,108** | **100** |
| rt49 | OTHER INCOME AND (EXPENSE), NET | -2,883,103 | 100 | 35,873,108 | 100 |
| rt34 | EMPLOYEES PROFIT SHARING EXPENSES | 0 | 0 | 0 | 0 |
| rt35 | DEFERRED EMPLOYEES PROFIT SHARING | 0 | 0 | 0 | 0 |
| **rt06** | **COMPREHENSIVE FINANCING RESULT** | **-20,270,751** | **100** | **-894,604** | **100** |
| rt24 | INTEREST EXPENSE | 23,947,037 | -118 | 15,141,963 | -1693 |
| rt42 | GAIN (LOSS) ON RESTATEMENT OF UDIS | 0 | 0 | 0 | 0 |
| rt45 | OTHER FINANCE COSTS | 0 | 0 | 0 | 0 |
| rt26 | INTEREST INCOME | 10,989,655 | -54 | 9,721,945 | -1087 |
| rt46 | OTHER FINANCIAL PRODUCTS | 0 | 0 | 0 | 0 |
| rt25 | FOREIGN EXCHANGE GAIN (LOSS) (NET) | -7,313,369 | 36 | 4,525,414 | -506 |
| rt28 | RESULT FROM MONETARY POSITION | 0 | 0 | 0 | 0 |
| **rt10** | **INCOME TAXES** | **96,896,795** | **100** | **201,641,692** | **100** |
| rt32 | INCOME TAX | 96,896,795 | 100 | 201,641,692 | 100 |
| rt33 | DEFERRED INCOME TAX | 0 | 0 | 0 | 0 |

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**QUARTERLY STATEMENTS OF INCOME**

**CONSOLIDATED**

OTHER CONCEPTS

(Thousand Pesos)

**Final Printing**

| REF RT | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| rt47 | OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES | 23,288,609 | 20,917,100 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**STATEMENTS OF CHANGES IN FINANCIAL POSITION**

FROM JANUARY THE 1st TO MARCH 31 OF 2009 AND 2008

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF C | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| **c01** | **CONSOLIDATED NET INCOME** | **0** | **0** |
| c02 | + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES | 0 | 0 |
| **c03** | **RESOURCES FROM NET INCOME FOR THE YEAR** | **0** | **0** |
| c04 | RESOURCES PROVIDED OR USED IN OPERATION | 0 | 0 |
| **c05** | **RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES** | **0** | **0** |
| c06 | RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES | 0 | 0 |
| c07 | RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES | 0 | 0 |
| **c08** | **RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES** | **0** | **0** |
| **c09** | **RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES** | **0** | **0** |
| c10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | 0 | 0 |
| c11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 0 | 0 |
| **c12** | **CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD** | **0** | **0** |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 01 YEAR: 2009

**PETROLEOS MEXICANOS**

**STATEMENTS OF CHANGES IN FINANCIAL POSITION**

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| REF C | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| **c02** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES** | **0** | **0** |
| c13 | + DEPRECIATION AND AMORTIZATION FOR THE YEAR | 0 | 0 |
| c41 | + (-) OTHER ITEMS | 0 | 0 |
| **c04** | **RESOURCES PROVIDED OR USED IN OPERATION** | **0** | **0** |
| c18 | + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE | 0 | 0 |
| c19 | + (-) DECREASE (INCREASE) IN INVENTORIES | 0 | 0 |
| c20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE | 0 | 0 |
| c21 | + (-) INCREASE (DECREASE) IN SUPPLIERS | 0 | 0 |
| c22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 0 | 0 |
| **c06** | **RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES** | **0** | **0** |
| c23 | + BANK FINANCING | 0 | 0 |
| c24 | + STOCK MARKET FINANCING | 0 | 0 |
| c25 | + DIVIDEND RECEIVED | 0 | 0 |
| c26 | + OTHER FINANCING | 0 | 0 |
| c27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| c28 | (-) STOCK MARKET FINANCING AMORTIZATION | 0 | 0 |
| c29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| c42 | + (-) OTHER ITEMS | 0 | 0 |
| **c07** | **RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES** | **0** | **0** |
| c30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCK | 0 | 0 |
| c31 | (-) DIVIDENDS PAID | 0 | 0 |
| c32 | + PREMIUM ON ISSUANCE OF SHARES | 0 | 0 |
| c33 | + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| c43 | + (-) OTHER ITEMS | 0 | 0 |
| **c09** | **RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES** | **0** | **0** |
| c34 | + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS | 0 | 0 |
| c35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | 0 | 0 |
| c36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | 0 | 0 |
| c37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| c38 | + SALE OF TANGIBLE FIXED ASSETS | 0 | 0 |
| c39 | + (-) OTHER ITEMS | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**STATE OF CASH FLOW (INDIRECT METHOD)**

**Final Printing**

MAIN CONCEPTS

(Thousand Pesos)

**CONSOLIDATED**

| REF F | CONCEPTS | CURRENT YEAR | PREVIOUS YEAR |
|---|---|---|---|
| | | Amount | Amount |
| | **ACTIVITIES OF OPERATION** | | |
| e01 | **INCOME (LOSS) BEFORE INCOME TAXES** | 77,831,199 | 204,894,441 |
| e02 | + (-)ITEMS NOT REQUIRING CASH | 21,458,451 | 0 |
| e03 | + (-)ITEMS RELATED TO INVESTING ACTIVITIES | 24,085,296 | 53,455,213 |
| e04 | + (-)ITEMS RELATED TO FINANCING ACTIVITIES | -3,070,672 | 0 |
| e05 | **CASH FLOW BEFORE INCOME TAX** | 120,304,274 | 258,349,654 |
| e06 | CASH FLOWPROVIDED OR USED IN OPERATION | -97,229,021 | -290,651,922 |
| e07 | **NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES** | 23,075,253 | -32,302,268 |
| | **INVESTMENT ACTIVITIES** | | |
| e08 | NET CASH FLOW FROM INVESTING ACTIVITIES | -56,112,245 | -27,229,446 |
| e09 | **FINANCING ACTIVITIES** | -33,036,992 | -59,531,714 |
| | **FINANCING ACTIVITIES** | | |
| e10 | NET CASH FROM FINANCING ACTIVITIES | 61,861,795 | 6,712,190 |
| e11 | **NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS** | 28,824,803 | -52,819,524 |
| e12 | **TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS** | 0 | 0 |
| e13 | CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD | 114,224,395 | 170,997,240 |
| e14 | **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | 143,049,198 | 118,177,716 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**STATE OF CASH FLOW (INDIRECT METHOD)**

BREAKDOWN OF MAIN CONCEPTS

**Final Printing**

(Thousand Pesos)

**CONSOLIDATED**

| REF F | CONCEPTS | CURRENT YEAR Amount | PREVIOUS YEAR Amount |
|---|---|---|---|
| **e02** | **+ (-)ITEMS NOT REQUIRING CASH** | 21,458,451 | 0 |
| e15 | +ESTIMATES FOR THE PERIOD | 0 | 0 |
| e16 | +PROVISIONS FOR THE PERIOD | 0 | 0 |
| e17 | + (-)OTHER UNREALIZED ITEMS | 21,458,451 | 0 |
| **e03** | **+ (-)ITEMS RELATED TO INVESTING ACTIVITIES** | 24,085,296 | 53,455,213 |
| e18 | + DEPRECIATION AND AMORTIZATION FOR THE PERIOD | 23,288,609 | 20,958,810 |
| e19 | (-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT | 0 | 0 |
| e20 | +IMPAIRMENT LOSS | 0 | 0 |
| e21 | (-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES | 169,496 | 259,481 |
| e22 | (-)DIVIDENDS RECEIVED | 0 | 0 |
| e23 | (-)INTEREST INCOME | 0 | 0 |
| e24 | (-)+ OTHER ITEMS | 627,191 | 32,236,922 |
| **e04** | **+ (-)ITEMS RELATED TO FINANCING ACTIVITIES** | -3,070,672 | 0 |
| e25 | +ACCRUED INTEREST | 0 | 0 |
| e26 | + (-) OTHER ITEMS | -3,070,672 | 0 |
| **e06** | **CASH FLOWPROVIDED OR USED IN OPERATION** | -97,229,021 | -290,651,922 |
| e27 | + (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE | -1,924,759 | -8,556,330 |
| e28 | + (-)DECREASE (INCREASE) IN INVENTORIES | -2,935,354 | -5,926,989 |
| e29 | + (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE | 3,980,090 | -255,905 |
| e30 | + (-)INCREASE (DECREASE) IN SUPPLIERS | 3,537,987 | -8,653,958 |
| e31 | + (-)INCREASE (DECREASE) IN OTHER LIABILITIES | 1,720,311 | -2,148,367 |
| e32 | + (-) INCOME TAXES PAID OR RETURNED | -101,607,296 | -265,110,373 |
| **e08** | **NET CASH FLOW FROM INVESTING ACTIVITIES** | -56,112,245 | -27,229,446 |
| e33 | -PERMANENT INVESTMENT IN SHARES | 0 | 0 |
| e34 | +DISPOSITION OF PERMANENT INVESTMENT IN SHARES | 0 | 0 |
| e35 | -INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT | -55,515,584 | -29,116,890 |
| e36 | +SALE OF PROPERTY, PLANT AND EQUIPMENT | 0 | 29,444 |
| e37 | -INVESTMENT IN INTANGIBLE ASSETS | 0 | 0 |
| e38 | +DISPOSITION OF INTANGIBLE ASSETS | 0 | 0 |
| e39 | -OTHER PERMANENT INVESTMENTS | -596,661 | 1,858,000 |
| e40 | +DISPOSITION OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| e41 | + DIVIDEND RECEIVED | 0 | 0 |
| e42 | +INTEREST RECEIVED | 0 | 0 |
| e43 | + (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS | 0 | 0 |
| e44 | + (-)OTHER ITEMS | 0 | 0 |
| **e10** | **NET CASH FROM FINANCING ACTIVITIES** | 61,861,795 | 6,712,190 |
| e45 | +BANK FINANCING | 20,538,217 | 41,194,290 |
| e46 | +STOCK MARKET FINANCING | 27,325,258 | 2,876,040 |
| e47 | +OTHER FINANCING | 0 | 0 |
| e48 | (-)BANK FINANCING AMORTIZATION | -718,659 | -30,057,189 |
| e49 | (-)STOCK MARKET FINANCING AMORTIZATION | -378,531 | -10,629,239 |
| e50 | (-)OTHER FINANCING AMORTIZATION | 0 | 0 |
| e51 | + (-)INCREASE (DECREASE) IN CAPITAL STOCK | 0 | 0 |
| e52 | (-)DIVIDENDS PAID | 0 | 0 |
| e53 | +PREMIUM ON ISSUANCE OF SHARES | 0 | 0 |
| e54 | +CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 15,095,510 | 2,806,660 |
| e55 | -INTEREST EXPENSE | 0 | 0 |
| e56 | -REPURCHASE OF SHARES | 0 | 0 |
| e57 | + (-)OTHER ITEMS | 0 | 521,628 |

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**DATA PER SHARE**

**CONSOLIDATED**

**Final Printing**

| REF D | CONCEPTS | CURRENT YEAR | | | PREVIOUS YEAR | | |
|---|---|---|---|---|---|---|---|
| | | | AMOUNT | | | AMOUNT | |
| d01 | BASIC PROFIT PER ORDINARY SHARE (**) | $ | 0.01 | | $ | 0.01 | |
| d02 | BASIC PROFIT PER PREFERRED SHARE (**) | $ | 0 | | $ | 0.00 | |
| d03 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ | 0 | | $ | 0.00 | |
| d04 | EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**) | $ | 0 | | $ | 0.00 | |
| d05 | DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**) | $ | 0 | | $ | 0.00 | |
| d08 | CARRYNG VALUE PER SHARE | $ | 0.00 | | $ | 0.00 | |
| d09 | CASH DIVIDEND ACCUMULATED PER SHARE | $ | 0 | | $ | 0.00 | |
| d10 | DIVIDEND IN SHARES PER SHARE | | 0 | shares | | 0.00 | shares |
| d11 | MARKET PRICE TO CARRYING VALUE | | 0 | times | | 0.00 | times |
| d12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | | 0 | times | | 0.00 | times |
| d13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | | 0 | times | | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**RATIOS** **CONSOLIDATED**

**Final Printing**

| REF P | CONCEPTS | CURRENT YEAR | | PREVIOUS YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| p01 | NET CONSOLIDATED INCOME TO NET SALES | -11.93 | % | 1.01 | % |
| p02 | NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**) | -1,477.80 | % | -4.11 | % |
| p03 | NET INCOME TO TOTAL ASSETS (**) | -10.92 | % | -0.37 | % |
| p04 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 23.32 | % |
| p05 | RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME | -0.00 | % | 0.00 | % |
| | **ACTIVITY** | | | | |
| p06 | NET SALES TO NET ASSETS (**) | 0.95 | times | 0.97 | times |
| p07 | NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**) | 1.41 | times | 1.49 | times |
| p08 | INVENTORIES TURNOVER (**) | 6.49 | times | 4.99 | times |
| p09 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 19 | days | 24 | days |
| p10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 1.85 | % | 1.14 | % |
| | **LEVERAGE** | | | | |
| p11 | TOTAL LIABILITIES TO TOTAL ASSETS | 99.26 | % | 90.97 | % |
| p12 | TOTAL LIABILITIES TO STOCKHOLDERS EQUITY | 134.39 | times | 10.07 | times |
| p13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 41.15 | % | 34.63 | % |
| p14 | LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET) | 62.90 | % | 50.72 | % |
| p15 | INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID | 3.89 | times | 11.24 | times |
| p16 | NET SALES TO TOTAL LIABILITIES (**) | 0.95 | times | 1.07 | times |
| | **LIQUIDITY** | | | | |
| p17 | CURRENT ASSETS TO CURRENT LIABILITIES | 2.18 | times | 1.66 | times |
| p18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.81 | times | 1.24 | times |
| p19 | CURRENT ASSETS TO TOTAL LIABILITIES | 0.31 | times | 0.34 | times |
| p20 | CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES | 77.36 | % | 50.25 | % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

# MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## Annex I
## First quarter 2009 Results Report

### Exploration and Production

During the first quarter of 2009, crude oil production decreased by 7.8% as compared to the same quarter of 2008, from 2,891 to 2,667 Mbd.

Production of heavy crude oil decreased by 13.9%, primarily due to lower production from the Cantarell project and the shutdown of wells due to increases in the oil-gas ratio. The Cantarell project decline, however, was partially offset by a 20% increase in production from KMZ project.

Production of light crude oil kept at 811 Mbd. Moreover, production of extra-light crude oil increased by 17.8% due to completion of wells in the Delta del Grijalva project.

During the first quarter of 2009, total natural gas production increased by 6.6%, from 6,586 to 7,018 MMcfd, as compared to the same quarter of 2008.

The production of associated gas increased by 13.8%, primarily due to greater production from the transition zone at the Cantarell project, and higher production volumes from the Delta del Grijalva project. In contrast, the production of non-associated gas decreased by 4.3%, primarily due to lower production from the Veracruz and Lankahuasa projects in the Northern region.

### Gas and Basic Petrochemicals

During the first quarter of 2009, total on-shore natural gas processing was 4.1% greater than in the same quarter of 2008, mainly due to greater processing of sour wet gas, which increased by 8.4%, as a result of higher production of associated gas. In contrast, sweet wet gas processing decreased by 8.0% mainly due to lower supply of gas in the Northern region. As a result, dry natural gas production increased by 1.8%.

Natural gas liquids production kept on the same level as compared to the same quarter of 2008, primarily due greater processing of sour wet gas, almost totally compensated by a 24.1% decrease in condensates availability, from 57 to 45 Mbd, as well as to the start of operations of the nitrogen recovery unit (NRU) in the Gas Processing Center (GPC) Ciudad Pemex.

### Refining

During the first quarter of 2009, total crude oil processing increased by 4.5%, as compared to the same quarter of 2008, primarily due to the earthquake occurred in February, 2008, which halted operations at Salina Cruz refinery. Light crude oil processing increased by 14.0%, this was partially offset by lower heavy crude oil processing, which decreased by 9.0%.

During the fourth quarter of 2008, the production of petroleum products increased by 2.5% as compared to the same quarter of 2008, from 1,498 to 1,536 Mbd, primarily as a result of higher production of gasoline and fuel oil.

Production of gasoline increased by 8.3%, due to greater use of intermediate currents. Production of fuel oil increased by 13.6% as a result of the revamping of the H-Oil process, in the Tula refinery, to hydrodesulphurization to contribute to the production of ultra low sulfur gasoline.

Additionally, production of diesel decreased 9.8%, mainly attributable to lower demand from the fishery sector. In addition, production of jet fuel decreased by 8.9% due to lower demand.

As of March 31, 2009, the number of franchised gas stations increased by 5.2% with respect to the same quarter of 2008, from 8,039 to 8,460 franchises.

In order to increase the capacity of heavy crude oil processing it will be build a new refinery and the Salamanca refinery, in the state of Guanajuato, will be revamped. Total investment will amount US$12.2 billion, out of which US$3.1 billion will be allocated to the usage of residue in the Salamanca refinery.

The new refinery will have a coker configuration to produce ultra low sulfur petroleum products. Its total Maya crude oil processing capacity will amount 300 Mbd. It is estimated that the refinery will start operations in 2015 and it will produce 142 Mbd of gasoline and 82 Mbd of diesel.

On April 14, 2009 it was announced that the new refinery will be located in Tula, in the state of Hidalgo, if the necessary land are donated to PEMEX before July 24, 2009. Otherwise, the refinery will be built in Salamanca and the refinery located in Tula will be reconfigured.

**Petrochemicals**

During the first quarter of 2009, total petrochemicals production, including intermediate products and byproducts, increased by 3.9%, as compared to the same quarter of 2008, from 3,038 to 3,156 thousand tons (Mt).

**International Trade**

During the first quarter of 2009, the volume of crude oil exports decreased by 14.6% as compared to the same quarter of 2008, from 1,499 to 1,279 Mbd, primarily as a result of lower crude oil production.

PEMEX exported 87% of its total crude oil exports to the United States of America, while the remaining 13% was distributed among Europe (6%), the rest of the Americas (3%) and the Far East (3%).

The weighted average export price of the Mexican crude oil basket decreased by 53.6%, from US$83.9 to US$38.9 per barrel as compared to the same quarter of 2008.

During the first quarter of 2009, dry gas exports increased from 26 to 64 MMcfd as compared to the same quarter of 2008, due to greater production and lower demand from the Mexican industrial sector.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the fourth quarter of 2008, exports of petroleum products increased from 185 to 260 Mbd, compared to the same quarter of 2008. By volume, the main petroleum products exported during the first quarter of 2009 were fuel fuel oil and naphtha.

Petrochemical exports decreased from 139 to 111 Mt, primarily due to lower sulfur sales. By volume, the main petrochemical products exported during the first quarter of 2009 were sulfur, butadiene and ethylene.

During the first quarter of 2009, dry gas imports decreased from 628 to 395 MMcfd, as compared to the fourth quarter of 2008, primarily due to higher production and lower demand from the Mexican industrial sector.

Imports of petroleum products decreased from 521 to 446 Mbd, primarily as a result of fewer purchases of gas oil and diesel. The main imports of petroleum products, by volume, were gasoline and LPG.

Petrochemical imports increased from 101 to 138 Mt, primarily due to greater ammonia and methanol purchases resulting from favorable conditions in the international markets. The main petrochemical imports, by volume, were methanol and isobutene.

**Financial Results for the Quarter Ended March 31, 2009**

**Sales**

In the first quarter of 2009, total sales, including revenues from services, decreased by 29.6% to Ps. 226.4 billion (US$16.0 billion), as compared to the same quarter of the previous year, primarily due to a decrease in the weighted average crude oil export price and a decrease in the volume of crude oil exports.

In the first quarter of 2009, domestic sales decreased by 18.7%, to Ps. 133.0 billion (US$9.4 billion), as compared to the same quarter of 2008.

In the first quarter of 2009, export sales decreased by 41.6%, to Ps. 92.0 billion (US$6.5 billion), as compared to the same quarter of the previous year.

**Cost of Sales**

In the first quarter of 2009, cost of sales decreased by 10.2%, to Ps. 110.9 billion (US$7.8 billion), as compared to the same quarter of 2008.

In the quarter, cost of sales as a percentage of total sales amounted to 49.0%, representing an increase of 10.6 percentage points as compared to the same quarter of the previous year, primarily as a result of lower export sales.

**General Expenses**

In the first quarter of 2009, general expenses decreased by 19.8%, to Ps. 22.2 billion (US$1.6 billion) as compared to the same quarter of 2008, primarily due to an increase in the net cost of the period of employee benefits.

Distribution expenses decreased by 6.7% to Ps. 7.3 billion (US$0.5 billion).

Administrative expenses decreased by 24.9% to Ps. 14.9 billion (US$1.1 billion).

**Other Revenues (Expenses) -Net-**

In the first quarter of 2009, other expenses -net-amounted to Ps. 2.8 billion (US$0.2 billion), an increase of Ps. 38.8 billion, as compared to the same quarter of 2008, primarily due to a decrease in the tax credit attributable to the negative rate of the Special Tax on Production and Services (IEPS) tax which amounted to Ps. 33.7 billion.

**Comprehensive Financing Result**

In the first quarter of 2009, the expense associated with comprehensive financing result increased from Ps. 0.9 billion to Ps. 20.3 billion (US$1.4 billion). This increase is explained by an increase of Ps. 11.8 billion in foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar; and an increase of Ps. 7.5 billion in net interest expense and expenses associated with financial products.

The depreciation of the peso against the U.S. dollar resulted in an unrealized foreign exchange loss arising from the recognition in Mexican pesos of the outstanding debt stated in foreign currencies.

As part of the regular conduct of its operations, PEMEX enters into contracts for acquisition and disposition of goods and services in foreign currencies. The currency effect generated during the period between the date when the goods and services are received, or delivered, and the time when they are paid for, is registered as a foreign exchange gain or loss.

Likewise, PEMEX revenues are basically obtained in U.S. dollars, or are indexed to this currency; and its expenses are partially indexed to the U.S. dollar. PEMEX has not entered into financial derivatives linked to the Exchange rate between the Mexican peso and the U.S. dollar.

**Participation in results of subsidiary entities and affiliates**

In the first quarter of 2009, participation in the results of subsidiary entities and affiliates amounted to a loss of Ps. 0.2 billion (US$0.01billion), as compared to a loss of Ps. 0.3 billion in the same quarter of 2008, primarily due to higher refining margins at the Deer Park facility.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**Income before Taxes and Duties**

In the first quarter of 2009, PEMEX recorded income before taxes and duties of Ps. 69.9 billion (US$4.9 billion), resulting in a decrease of 65.9%,as contrasted with income before taxes and duties of Ps. 204.9 billion in the first quarter of 2008, primarily due to a decrease of Ps. 95.1 billion in total sales; a decrease of Ps. 38.8 billion in other revenues –net-; and a decrease of Ps. 19.4 billion in the comprehensive financial result attributable to the unrealized foreign exchange loss.

**Taxes and Duties**

In the first quarter of 2009, taxes and duties decreased by 51.9%, to Ps. 96.9 billion (US$6.8 billion), as compared to the same quarter of 2008, primarily due to a decrease in the crude oil export price during the first quarter of 2009. Taxes and duties paid as a percentage of total sales amounted to 42.8% as compared to 62.7%in the same quarter of 2008.

**Net income**

In the first quarter of 2009, PEMEX recorded net loss of Ps. 27.0 billion (US$1.9 billion), as compared to net income of Ps. 3.3 billion in the same quarter of 2008. The increase in PEMEX net loss was primarily a result of lower hydrocarbon prices, which resulted in lower sales during the quarter of Ps. 95.1 billion as compared to the first quarter of 2008.

**Assets**

As of March 31, 2009, current assets increased by 3.4% to Ps. 403.6 billion, as compared to March 31, 2008.

The value of inventories decreased from Ps. 99.1, to Ps. 68.4 billion; cash and cash equivalents increased from Ps. 118.2, to Ps. 143.0 billion; and accounts receivable increased from Ps. 173.0, to Ps. 192.2 billion.

Investments in shares decreased by 62.5%, to Ps. 11.6 billion.

Property, plant and equipment increased by 7.5%, to Ps. 876.4 billion, which represented 67.2% of total assets. This ratio increased by 9.2 percentage points as compared to the first quarter of 2008.

Other assets increased by 16.0%, to Ps. 12.3 billion, primarily due to the fees paid by the reinsurance company of PEMEX.

As of March 31, 2009, total assets increased by 4.6%, to Ps. 1,304.0 billion (US$92.1 billion), as compared to the first quarter of 2008. This change is explained primarily by an increase in property, plant and equipment.

**Liabilities**

Short-term liabilities decreased by 21.4%, to Ps. 184.9 billion (US$13.1 billion), primarily as a result of a Ps. 63.2 billion decrease in taxes payable.

Long-term liabilities increased by 23.4%, to Ps. 1,109.4 billion (US$78.4 billion), primarily due to an increase of Ps. 137.7 billion in long-term debt, and the 19.6% increase in the reserve for employee benefits, from Ps. 425.6 to Ps. 508.9 billion due to the natural increase of this reserve.

Total liabilities increased by 14.1% to Ps. 1,294.3 billion (US$91.5 billion), primarily due to the increase of long term-debt and the reserve for employee benefits.

**Equity**

Total equity decreased by 91.5%, to Ps. 9.6 billion (US$0.7 billion), as compared to the first quarter of 2008. The decrease was primarily due to net loss recorded in the first quarter of 2009 of Ps. 27.0 billion (US$1.9 billion).

**Financing Activities**

On January 27, 2009, Petróleos Mexicanos subscribed an issuance program of medium-term notes (MTN) that will allow issuing bonds directly in international markets instead of issuing through financing vehicles. The total amount of the program is US$7.0 billion.

On February 3, 2009, Petróleos Mexicanos issued US$2.0 billion of 10- year notes in international markets, with an 8.0% coupon, payable each semester and due on May 3, 2019.

On March 30, 2009 Petróleos Mexicanos suscribed a program of Certificados Bursátiles that will allow to issue notes directly in the Mexican market. The amount of the program is Ps. 70 billion.

On April 3, 2009, Petróleos Mexicanos issued Ps. 10 billion of Certificados Bursátiles in two tranches: Ps. 6.0 billion due in March 2010 at a floating rate equivalent to TIIE plus 100 basis points, and Ps. 4.0 billion due in March 2015 at a 9.15%.

As of March 31, 2009, US$2.5 billion of the syndicated revolving credit facility entered into on September 17, 2007 had been disbursed.

**Debt**

As of March 31, 2009, total consolidated debt in U.S. dollars, including accrued interest, decreased 6.1%, from US$46.1 to US$43.3 billion, as compared to the same period of 2008. However, total consolidated debt in pesos increased by 25.0%, to Ps. 630.4 billion (US$44.5 billion).

**Other Relevant Topics**

**Professional Board Members.-** On March 17, 2009, the Mexican Senate ratified the proposal for the designation of four professional members to the Board of Directors of PEMEX sent by President Felipe Calderón. For this single occasion, the term for three of the four professional members will not be of six years: Fluvio César Ruiz Alarcón, 3 years; Rogelio Gasca Neri, 4 years; Héctor Moreira, 5 years; and José Fortunato Álvarez, 6 years. They have professional and academic expertise, which will strengthen the decision taking process of the Board of Directors.

**Awards.-** In February 2009, during the Map World Forum 2009, the Ministry of Science and Technology of India granted PEMEX the "Geospatial Excellence Award", recognizing the development of GEO-PEMEX 3D, a tridimensional display that includes satellite images and allows to observe and localize facilities and the 200 thousand urban and rural locations in the Mexican territory.

**Appointments.-** On March 23, 2009, the following appointments were approved: Joaquín Rosete Téllez, as Deputy Director of the Northeastern Marine region; Gustavo Hernández García, as Deputy Director of the Southwestern Marine region; and Juan Arturo Hernández Carrera, as Deputy Director of the Northern region.

**PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex- Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.**

Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate, as of March 31, 2009, of Ps. 14.1517 = US$1.00. Such translation should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA is a non-US GAAP measure.

**PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2009 AND 2008**
**(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars**

## 1 Approval

On April 17, 2009, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

## 2 Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of and for the three-month periods ended March 31, 2009 and 2008, are unaudited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

For the purposes of these unaudited consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2008.

3. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF"). The recognition of inflation followed the Governmental Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the audited consolidated financial statements as of December, 2008 are stated in nominal pesos.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico ("Mexico") were thereby nationalized.

Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the *Ley de Petróleos Mexicanos* (the "Law of Petróleos Mexicanos"), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.

In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos' crude oil and natural gas fields and the ability to issue "Citizen Bonds."

Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico's petroleum industry, in accordance with the Law of Petróleos Mexicanos.

For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

The principal objectives of the Subsidiary Entities are as follow:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not

Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. *Effects of inflation on the financial information*

PEMEX recognizes the effects of inflation on its financial information in accordance with *Normas de Información Financiera* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIF's") B-10 "Effects of Inflation" ("FRS B-10").

In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as "inflationary".

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and Petróleos Mexicanos would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

b. *Consolidation*

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Project Funding Master Trust (Master Trust); Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

FRS B-15 "Translation of foreign currencies" became effective on January 1, 2008, and establishes the following rules for translation:

When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:

a) Monetary items, at the exchange rate in effect at the end of the period.

b) Non-monetary items and equity, at the historical exchange rate.

c) Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d) Income, costs and expenses items, at the average exchange rate for the period.

e) Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.

When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:

a) Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b) Income, costs and expenses, at the average exchange rate.

c) The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called "accumulated translation effect."

d) At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.

Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.

c. *Long-term productive infrastructure projects (PIDIREGAS)*

Until December 31, 2008, PEMEX's investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities were initially recorded in accordance with *Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal* (Specific Standards for Governmental Financial Information of the State-owned Sector, or "NEIFGSP") 009 ("NEIFGSP 009"), applicable to *Entidades Paraestatales de la Administración Pública Federal* (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

On November 13, 2008, amendments to the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability) were published in the *Diario Oficial de la Federación* (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.

The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.

d. *Exploration and drilling costs and specific oil-field exploration and depletion reserve*

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. *Cash and cash equivalents*

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. *Inventory and cost of sales*

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

*Cost of sales*

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase of the refined products and other products, and deducting the value of inventories at the end of the year. As of March 31, 2009 cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h. *Investment in shares of non-consolidated subsidiary companies and affiliates companies*

Certain non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and, until December 31, 2007, adjusted for inflation using factors derived from the NCPI.

i. *Properties, plant and equipment*

Properties, plant and equipment are initially recorded at acquisition cost and, until December 31, 2007, adjusted using factors derived from the NCPI.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The annual depreciation rates used by PEMEX are as follows:

| | % | Years |
|---|---|---|
| Buildings | 3 | 33 |
| Plants and drilling equipment | 3-5 | 20-33 |
| Furniture and fixtures | 10-25 | 4-10 |
| Offshore platforms | 4 | 25 |
| Transportation equipment | 4-20 | 5-25 |
| Pipelines | 4 | 25 |
| Software/computers | 10-25 | 4-10 |

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j.).

j. *Impairment of the value of long-lived assets*

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

k. *Accruals*

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities, in certain cases, such amounts are recorded at their present value.

l. *Employee Benefits*

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 "Employee Benefits," issued by the The *Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C.* (Mexican Financial Reporting Standards Board, or "CINIF") which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:

  i. Initial transition liability and salary increases due to promotions, in a maximum of five years.

  ii. Plan amendments and actuarial gains and losses for the period, in the employees' average remaining labor life.

- Termination benefits:

  i. Initial transition liability and plan amendments, in a maximum of five years.

  ii. Salary increases due to promotions, in a maximum of one year.

  iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2008, the employees' average remaining labor life of the employees entitled to benefits in the plan was approximately 10 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

m. *Derivative financial instruments and hedging operations*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial

Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of March 31, 2009 and 2008, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10.

n. *Financial instruments with characteristics of liability, equity or both*

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o. *Restatement of equity, other contributions and retained earnings*

As of December 31, 2007, the restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

m. *Surplus in the restatement of equity*

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

n. *Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

o. *Special Tax on Production and Services ("IEPS Tax")*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

p. *Revenue recognition*

For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

q. *Comprehensive result*

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and, until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors.

r. *Comprehensive financing result*

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until March 31, 2009 the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the comprehensive financing result capitalized during the period.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.

Until December 31, 2007 the monetary effect presented was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represent the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

s. *Contingencies*

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

t. *Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities.

u. *Accounting changes*

The CINIF issued the following FRS effective for years beginning after December 31, 2007.

- **FRS B-10 "Effects of inflation"** - FRS B-10 superseded the previous Bulletin B-10 "Recognition of the effects of inflation on the financial information" and its five amendments, as well as the related circulars and Interpretation of Financial Reporting Standards ("INIF") No. 2. The principal guidelines established by this FRS include:

  (i) Recognition of the effects of inflation. An entity operates in either a) an "inflationary" economic environment, when cumulative inflation over the immediately preceding 3-year period is equal to or greater than 26%; or b) a "non-inflationary" economic environment, when inflation over the aforementioned period is less than 26%.

  In case a), as under the superseded previous Bulletin B-10, the comprehensive recognition of the effects of inflation is required. In case b), the effects of inflation are not recognized. However, as of the effective date of this FRS and when an entity ceases to operate in an inflationary economic environment, the restatement effects determined through the last period in which the entity operated in an inflationary economic environment (in PEMEX's case, the 2007 year), must be retained and reclassified on the same date and using the same procedure as that of the corresponding assets, liabilities and stockholders' equity. Should the entity in the future be once again operating in an inflationary economic environment, the cumulative effects of inflation not recognized in the periods when the environment was non-inflationary must be recognized retroactively.

  (ii) Price index. The change in the NCPI or in the value of the Investment Unit ("UDI") may be used for determining the inflation for a given period.

(iii) Valuation of inventories and of foreign machinery and equipment. The use of replacement costs for inventories and of specific indexation for foreign machinery and equipment are no longer allowed.

(iv) Equity adjustment for non-monetary assets. As of the effective date of this FRS, the unrealized portion of the equity adjustment for non-monetary assets maintained in equity should be identified, in order to be reclassified to earnings for the year when the originating item is realized. The realized portion, or when it is not feasible to identify the unrealized portion then both the realized and unrealized portions, should be reclassified to retained earnings.

(v) Monetary position gains or losses. Such gains or losses (included under deficit or surplus in the restatement of equity) were reclassified to retained earnings as of the effective date of this FRS.

As a consequence of the adoption of this FRS, as of January 1, 2008, equity items were reclassified as shown in the statement of changes in equity.

- **FRS D-3 "Employee benefits"-** FRS D-3 superseded the previous Bulletin D-3 "Labor Obligations" and the portions of Bulletin D-4 and INIF 4 that are applicable to Employee Statutory Profit Sharing ("ESPS"). The principal guidelines established by this FRS are:

(i) A change in the rates for the financial assumptions to be used in actuarial valuations from real rates to nominal rates.

(ii) The incorporation of the term "salary increases due to promotions" with effect in liability and in cost.

(iii) A maximum five-year period for amortizing unrecognized/unamortized items and, in the context of retirement benefits, for amortizing salary increases due to promotions.

(iv) Unlike termination benefits, post-employment benefits and actuarial gains or losses may be immediately recognized in the results of operations or amortized over the employees' average remaining labor life or a maximum of five-years

(v) Elimination of the recognition of an additional liability, the related intangible asset and the effect on equity from labor obligations.

- **FRS D-4 "Taxes on income"-** FRS D-4 superseded the previous Bulletin D-4 "Accounting for income and asset taxes and employee statutory profit sharing" and Circulars 53 and 54. The principal guidelines established by this FRS are:

  (i) Reclassification, on January 1, 2008, of the balance of the cumulative income tax effects resulting from the initial adoption of Bulletin D-4 in 2000 to retained earnings unless identified with any other comprehensive item pending reclassification.

  (ii) Transfer of the accounting treatment of ESPS (current and deferred) to FRS D-3, as outlined above.

- **FRS B-2 "Statement of cash flows"-** FRS B-2 superseded Bulletin B-12 "Statement of changes in financial position" and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are:

  (i) Replacement in the financial statements of the statement of changes in financial position with the statement of cash flows for all periods, except those for periods prior to 2008, presented comparatively with those of the current period.

  (ii) Reporting of cash inflows and cash outflows in nominal currency units, *i.e.*, not including the effects of inflation.

  (iii) Establishment of two alternative preparation methods (direct and indirect), without stating a preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and finally cash flows from financing activities.

  (iv) Reporting of captions of principal items as gross, with certain exceptions, and required disclosure of the composition of items considered cash equivalents.

- **FRS B-15 "Translation of foreign currencies"-** FRS B-15 supersedes the previous Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations." The principal guidelines established by this FRS are:

(i) Substitution of the integrated foreign operation and foreign entity concepts for determining recording, functional and reporting currencies, requiring that translation be made based on the economic environment in which the entity operates, regardless of its dependency on a holding company.

(ii) Inclusion of translation procedures for those cases where the recording and reporting currencies differ from the functional currency, providing the option not to conduct such translation to companies not subject to consolidation or valuation based on the equity method.

(iii) The requirement that the accounting changes produced by the initial application of this standard be recognized prospectively; *i.e.*, in a non-inflationary economic environment, without modifying the translation already recognized in the consolidated financial statements of prior periods.

## 6 Foreign currency position

As of March 31, 2009 and 2008, the consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

| | **Amounts in foreign currency (Thousands)** | | | | |
|---|---|---|---|---|---|
| | **Assets** | **Liabilities** | **Net (liability)/asset position** | **Period-end exchange rate** | **Amounts in pesos** |
| As of March 31, 2009: | | | | | |
| U.S. dollars .............. | **17,419,278** | **(38,363,325)** | **(20,944,047)** | **14.1517** | **(Ps. 296,393,870)** |
| Japanese yen............. | **4,890** | **(240,134,211)** | **(240,129,321)** | **0.1428** | **(34,288,066)** |
| Pounds sterling ......... | **409,640** | **(256,816)** | **152,824** | **20.2454** | **3,093,986** |
| Euros ........................ | **25,606** | **(3,218,407)** | **(3,192,801)** | **18.7666** | **(59,917,923)** |
| Canadian dollar ......... | **79** | **(4,596)** | **(4,517)** | **11.0463** | **(49,896)** |
| Net liability foreign currency position before foreign currency hedging... | | | | | **( Ps.387,555,769)** |

| | **Amounts in foreign currency (Thousands)** | | | | |
|---|---|---|---|---|---|
| | **Assets** | **Liabilities** | **Net (liability)/asset position** | **Period-end exchange rate** | **Amounts in pesos** |
| **As of March 31, 2008:** | | | | | |
| U.S. dollars ......... | 12,303,708 | (32,368,723.0) | (20,065,015.0) | 13.5383 | (271,646,187.0) |

| | | | | | |
|---|---|---|---|---|---|
| Japanese yen ....... | 3,029,369 | (246,581,546.0) | (243,552,177.0) | 0.1501 | (36,557,182.0) |
| Pounds sterling ... | 528 | (401,509.0) | (400,981.0) | 19.5304 | (7,831,326.0) |
| Euros .................. | 23,055 | (3,244,916.0) | (3,221,862.0) | 19.1432 | (61,676,737.0) |
| Swedish Krona | | (12,931.0) | (12,931.0) | 1.9345 | (25,015.0) |
| Canadian dollar ... | 79 | - | 79 | 11.0463 | 876 |
| Net liability foreign currency position before foreign currency hedging .............. | | | | | (Ps.377,735,571) |

## 7 Cash and cash equivalents

As of March 31, 2009 and 2008, cash and cash equivalents are as follows:

| | As of March 31, 2009 | As of March 31, 2008 |
|---|---|---|
| Cash in banks ............................................. | Ps. 87,277,418 | Ps. 37,503,529 |
| Other highly liquid instruments.................... | 55,771,780 | 80,674,187 |
| | Ps. 143,049,198 | Ps. 118,177,716 |

## 8 Accounts, notes receivable and other, net

As of March 31, 2009 and 2008, the accounts receivable are as follows:

| | As of March 31, 2009 | As of March 31, 2008 |
|---|---|---|
| Trade-domestic ........................................................................... | Ps. 43,382,818 | Ps. 57,984,457 |
| Trade-foreign .............................................................................. | 13,385,815 | 40,761,572 |
| Negative IEPS credit..................................................................... | 5,154 | - |
| Minimum guaranteed dividends paid | - | 4,270,225 |
| Employees and officers................................................................. | 4,091,032 | 3,804,559 |
| Specific funds............................................................................... | 44,721,595 | 12,274,241 |
| Advance payments of taxes.......................................................... | 29,349,857 | 319,791 |
| Derivative financial instruments .................................................. | 19,347,165 | - |
| Other accounts receivable ............................................................ | 39,323,420 | 55,089,368 |
| Less: | - | - |
| Allowance for doubtful accounts ............................................... | (1,416,926) | (1,527,471) |
| Total ............................................................................................ | Ps. 192,189,930 | Ps. 172,976,742 |

## 9 Inventories

As of March 31, 2009 and 2008, inventories are as follows:

| | As of March 31, 2009 | | As of March 31, 2008 | |
|---|---|---|---|---|
| Crude oil, refined products, derivatives and petrochemical products | Ps. | 56,253,248 | Ps. | 89,415,089 |
| Materials and supplies in stock | | 5,846,342 | | 5,530,933 |
| Materials and products in transit | | 7,732,689 | | 5,416,145 |
| Less: | | | | |
| Allowance for slow-moving and obsolete inventory | | (1,425,348) | | (1,292,041) |
| Total | Ps. | 68,406,931 | Ps. | 99,070,126 |

## 10 Property, plant and equipment

As of March 31, 2009 and 2008, the balances of property, plant and equipment, net of accumulated depreciation and amortization, are as follows:

| | 2009 | 2008 |
|---|---|---|
| Buildings | **Ps. 53,733,524** | Ps. 47,922,174 |
| Wells | **587,103,734** | 484,477,630 |
| Plants | **399,225,187** | 404,185,536 |
| Drilling equipment | **23,679,770** | 22,353,525 |
| Furniture and equipment | **37,475,700** | 36,437,611 |
| Transportation equipment | **14,696,578** | 13,642,693 |
| Offshore platforms | **174,939,129** | 162,927,768 |
| Pipelines | **286,739,923** | 300,878,923 |
| Financing lease | **3,075,222** | 0 |
| | **1,580,668,767** | 1,472,825,860 |
| Accumulated depreciation and amortization | **(868,505,640)** | (787,103,826) |
| | **712,163,127** | 685,722,034 |
| Land | **39,095,406** | 39,862,288 |
| Fixed assets to be disposed of | **722,316** | 725,675 |
| Construction in progress | **124,396,967** | 89,070,531 |
| Total | **Ps. 876,377,816** | Ps. 815,380,528 |

The depreciation of fixed assets and amortization of wells at March 31, 2009 and 2008 recognized in cost and operating expenses was Ps. 23,288,609 and Ps. 20,917,100, respectively.

## 11 Long-term debt

In the period from January 1 to March 31, 2009, the significant financing activities of Petróleos Mexicanos were as follows:

On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under its revolving syndicated credit line established on September 7, 2007. This credit line can be used by either Petróleos Mexicanos or the Master Trust. All drawdowns by the Master Trust are guaranteed by Petróleos Mexicanos, and drawdowns by either borrower are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On March 26, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 2,500,000 and bearing interest at a floating rate; the loan matures in March 2010.

## 12 Comprehensive loss

The comprehensive loss as of and for the three-month period ended March 31, 2009 and 2008 is set forth below:

| | | 2009 | | 2008 |
|---|---|---|---|---|
| Net loss for the three-month period and year end | Ps. | (26,997,529) | Ps. | 3,252,749 |
| Derivative financial instruments | | (2,434,346) | | 4,346,632 |
| Accumulated conversion effect | | (3,269,283) | | 172,115,208 |
| Comprehensive loss as of the end of the period and year | Ps. | (32,701,158) | Ps. | 179,714,589 |

## 13 Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of March 31, 2009 and 2008, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 20,347,493 and Ps. 17,314,698, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

| | | As of March 31, 2009 |
|---|---|---|
| 2009 | Ps. | 1,589,405 |
| 2010 | | 2,175,424 |
| 2011 | | 2,191,871 |
| 2012 | | 2,227,430 |
| 2013 | | 1,509,197 |
| Over 5 years | | 10,654,166 |
| Total | Ps. | 20,347,493 |

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of March 31, 2009, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,626,073. In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

| | As of March 31, 2009 |
|---|---|

| | | |
|---|---|---|
| 2009 remaining quarters | Ps. | 415,891 |
| 2010 | | 551,881 |
| 2011 | | 551,881 |
| 2012 | | 516,641 |
| 2013 to 2017 | | 589,779 |
| Total | Ps. | 2,626,073 |

As of March 31, 2009, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, with total contracted amount of US$ 7,312,210.

At March 31, 2008 and 2009, PEMEX had contracts with various contractors for an estimated amount of Ps. 478,842,117 and Ps. 301,665,072, respectively, for the development of various infrastructures works.

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

## 14 Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are described below.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* ("General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of March 31, 2009 and 2008, the reserve for environmental remediation expenses totaled Ps. 3,258,732 and Ps. 2,093,440, respectively

(b) As of March 31, 2009, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial arbitrations and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 44,892,365. At March 31, 2009, PEMEX had accrued a reserve of Ps. 11,989,273 for these contingent liabilities.

The current status of the principal lawsuits in which PEMEX is involved is as follows:

I. In September 2001, Conproca, S.A. de C.V. (CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142 and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.

II. In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On February 13, 2009, the ICA notified the parties that it would not issue a final award until May 31, 2009.

III. On December 7, 2005, Pemex-Refining was summoned before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008, a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the *Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008, the final judgment was confirmed. The parties filed amparos against this resolution. Pemex-Refining filed an amparo because the judgment did not require the plaintiff to pay expenses and court fees. A final resolution is still pending.

IV. On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District

Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal which was accepted on May 20, 2008 before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an amparo which was granted in its favor, stating that the First Court does not have jurisdiction to resolve this motion.

V. On October 31, 2007, another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008 a final hearing was held. A final resolution is still pending.

VI. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) seeking approximately Ps. 1,900,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of these financial statements, the trial is in evidentiary stages, with an expert's opinion on environmental damages pending. A final hearing is still pending.

VII. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 12, 2009, the court of arbitration ordered that the parties report on the results of their negotiations to resolve the claim not later than May 18, 2009. If an agreement was not reached among the parties, by that time, the court would schedule an evidentiary hearing.

VIII. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid for under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stages have concluded and a final hearing was held on November 18, 2008. A final judgment is still pending.

IX. On August 16, 2006 two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against Petróleos Mexicanos and Pemex-Exploration and Production for the alleged violation of their constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and seeking a modification of the Regulatory Law. As of the date of these financial statements, a constitutional hearing is still pending. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending.

X. As of the date of these financial statements, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the Financed Public Works Contracts ("FPWC") program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted for consideration. On June 2, 2008, Pemex-Exploration and Production responded to the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XI. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles, and distributes PEMEX's automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX's increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes' rights to sell lubricants. On December 9, 2008 a constitutional hearing was held. A final judgment is still pending.

- On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was reversed. A motion to declare this judgment null and void was filed by Pemex-Refining. A final resolution is still pending.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the Procuraduría General de la República (Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of these financial statements, the matter is still under investigation. A report on the results of an accounting investigation by Pemex-Refining's experts, made at the request of the Federal Public Ministry, is pending.

- On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise an option to repurchase the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. The trial is currently in the evidentiary stage. On September 23, 2008, Pemex-Refining filed an expert's opinion related to accounting issues. An expert's opinion from the defendant is still pending.

- On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract;

and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney; Mexicana de Lubricantes filed a complaint against this resolution. A final resolution is still pending.

- In addition, there is an administrative proceeding before the Comisión Federal de Competencia (Federal Competition Commission) under which several claims have been filed. On July, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the "Resolution") prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wage units per day until such agreements were brought into compliance.

- On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provide evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardahl in a separate amparo hearing. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. On January 10, 2008, Pemex-Refining filed an *amparo* before the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) in the Federal District (No. 46/2008 VI). On May 6, 2008, the Sixth Administrative District Court granted an *amparo* to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission's Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the *amparo* was granted in favor of Pemex-Refining declaring unconstitutional the resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. A final resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

## 15 Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

| | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Corporate and Subsidiary Companies | Intersegment eliminations | Consolidated balance |
|---|---|---|---|---|---|---|---|
| As of March 31, 2009 and for the three-month period then ended | | | | | | | |
| Trade sales..... | Ps. - | Ps. 98,099,496 | Ps. 30,228,843 | Ps. 4,654,201 | Ps. 92,019,253 | Ps. - | Ps. 225,001,793 |
| Intersegment sales..... .. | 161,851,982 | 13,117,858 | 15,764,225 | 7,660,777 | 49,272,766 | (247,667,608) | - |
| Services income................ | - | 913,526 | - | - | 765,488 | (289,031) | 1,389,983 |
| Gross Income (loss) ................ | 108,410,470 | 3,767,167 | 3,254,103 | (2,758,974) | 11,136,085 | (8,362,811) | 115,446,040 |
| Operating income (loss) ................ | 100,392,762 | (6,133,383) | 299,728 | (5,147,083) | 2,442,092 | 1,368,500 | 93,222,616 |
| Net income (loss) | (14,226,947) | (13,347,431) | 1,110,865 | (4,995,574) | (36,069,194) | 40,530,752 | (26,997,529) |
| Comprehensive financing result................ | (18,206,742) | (5,349,770) | 563,445 | 30,610 | 2,691,706 | - | (20,270,751) |
| Depreciation and amortization........ | 19,994,454 | 2,009,104 | 838,156 | 284,428 | 162,467 | - | 23,288,609 |
| Cost of employee benefits............... | 8,220,302 | 8,112,692 | 1,813,798 | 2,244,443 | 3,701,320 | - | 24,092,555 |
| Taxes and duties | 95,713,782 | 634,662 | 41,521 | 60,015 | 446,815 | - | 96,896,795 |
| Total Assets................ | 1,130,747,478 | 380,806,204 | 134,596,855 | 74,462,812 | 1,999,095,618 | (2,415,754,426) | 1,303,954,541 |
| Current assets............... | 500,128,477 | 199,151,632 | 90,579,703 | 57,622,694 | 1,106,624,869 | (1,550,461,316) | 403,646,059 |
| Investments in shares and securities............ | 402,563 | 157,094 | 1,737,637 | - | 327,833,412 | (318,526,357) | 11,604,349 |
| Fixed assets................ | 630,068,293 | 178,811,559 | 41,939,957 | 16,427,219 | 9,130,788 | - | 876,377,816 |
| Acquisitions of fixed assets................ | 92,407,764 | (80,235) | (1,017,169) | 294,392 | 445,526 | - | 92,050,278 |
| Current liabilities............ | 160,575,155 | 188,108,161 | 32,947,684 | 6,521,363 | 863,882,779 | (1,067,109,652) | 184,925,490 |
| Reserve for employee benefits ................ | 177,251,543 | 172,608,972 | 43,357,437 | 47,751,350 | 67,889,930 | - | 508,859,232 |
| Total | 872,066,996 | 409,805,280 | 85,855,629 | 55,440,054 | 1,958,414,970 | | |

| | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Corporate and Subsidiary Companies | Intersegment eliminations | Consolidated balance |
|---|---|---|---|---|---|---|---|
| Liability.......... | | | | | | (2,087,259,380) | 1,294,323,549 |
| Equity................ | 258,680,482 | (28,999,076) | 48,741,226 | 19,022,758 | 40,680,648 | (328,495,046) | 9,630,992 |

| | Exploration and Production | Refining | Gas and Basic Petrochemicals | Petrochemicals | Corporate and Subsidiary Companies |
|---|---|---|---|---|---|
| As of March 31, 2008 | | | | | |
| Trade Income: | | | | | |
| External Costumers | $ - | $115,609,751 | $41,094,532 | $6,778,687 | $157,695,121 |
| Intersegments | 279,338,613 | 12,952,967 | 24,229,457 | 12,084,647 | 80,386,629 |
| Income services | - | - | - | - | 454,381 |
| Gain (loss) gross | 237,146,746 | (42,928,444) | 2,772,501 | (1,327,507) | 11,509,160 |
| Operating Gain (loss) | 227,175,985 | (53,775,565) | 190,014 | (5,006,985) | 1,262,448 |
| Net gain (loss) | 22,615,144 | (21,274,231) | 993,642 | (4,655,372) | 4,623,493 |
| Comprehensive financing result | (5,966,680 | (1,047,115) | 854,764 | 153,147 | 5,048,489 |
| Depreciation and amortization | 17,168,300 | 2,402,500 | 903,800 | 287,600 | 154,900 |
| Cost of labor reserve | 10,575,498 | 11,132,973 | 2,373,174 | 3,179,994 | 4,883,379 |
| Taxes and duties | 199,177,191 | 1,063,428 | 484,035 | 66,725 | 850,314 |
| Total Assets | 1,218,947,548 | 390,984,004 | 131,309,231 | 74,252,951 | 2,436,590,320 |
| Current assets | 608,452,652 | 227,395,225 | 88,001,792 | 58,582,644 | 503,876,475 |
| Investing in shares and Values | 342,538 | 157,094 | 1,092,639 | 0 | 693,092,373 |
| Fixed assets | 587,146,357 | 162,884,861 | 41,886,644 | 15,373,790 | 8,088,874 |
| Adquisitions of fixed assets | 37,129,700 | 2,420,200 | 635,300 | 183,300 | 1,300 |
| Short-term liabilities | 165,830,391 | 163,231,235 | 31,808,592 | 11,057,639 | 956,364,681 |
| Labor reserve | 150,347,622 | 143,406,343 | 35,035,639 | 40,349,173 | 56,482,736 |
| Total Liability | 944,322,800 | 354,181,083 | 78,127,110 | 52,799,890 | 2,303,301,889 |
| Equity | 274,624,747 | 36,802,921 | 53,182,124 | 21,453,061 | 133,288,432 |

## 16 Services income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

## 17 Subsequent events

On April 30, 2009, the exchange rate was Ps. 13.0511 per dollar, which represents a 3.6% appreciation in dollar terms as compared to the December 31, 2008 exchange rate which was Ps. 13.5383.

## MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

### ANALYSIS OF INVESTMENTS IN SHARES

**CONSOLIDATED**

SUBSIDIARIES

**Final Printing**

| COMPANY NAME | MAIN ACTIVITIES | NUMBER OF SHARES | % OWNERSHIP |
|---|---|---|---|
| Integrated Trade System, Inc. | Serv.de procur. en el mercado internal. | 8,860 | 100.00 |
| Kot Insurance Company, AG. | Reaseguradora | 7,000,000 | 100.00 |
| P.M.I. Comercio Internacional, S.A de C.V | Comercializadora Int.de crudo | 2,214,241 | 98.33 |
| P.M.I. Holdings, B.V. | Tenedora de acciones | 40 | 100.00 |
| P.M.I. Holdings Petroleos España, S.L. | Tenedora de acciones | 6,200 | 100.00 |
| P.M.I. Trading, Ltd. | Comercializadora Int. Petrolìferos | 4,900 | 48.51 |
| P.M.I. Marine Ltd. | Compra venta de crudo | 230,275 | 100.00 |
| Mex-Gas Internacional, Ltd. | Comercializadora de gas | 1,000 | 100.00 |


## MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**


### ANALYSIS OF INVESTMENTS IN SHARES

**CONSOLIDATED**

ASSOCIATES

**Final Printing**

| COMPANY NAME | MAIN ACTIVITIES | NUMBER OF SHARES | % OWNER SHIP | TOTAL AMOUNT (Thousands of Mexican Pesos) | |
|---|---|---|---|---|---|
| | | | | ACQUISITION COST | BOOK VALUE |
| Deer Park Refining Ltd. | Compañìa refinadora | 1 | 0.00 | 0 | 7,950,939 |
| Mexicana de Lubricantes, S.A. de C.V. | Comercializadora de lubricantes | 17,879,561 | 46.85 | 178,796 | 157,094 |
| Gasoductos de Chihuahua, S. de R.L. de C.V | Transportaciòn de gas | 393,049,321 | 50.00 | 393,579 | 2,353,448 |
| Instalaciones Inmobilidarias para Industrias, S.A | Tenedora de activos | 62,167,264 | 100.00 | 62,167 | 1,330,307 |
| Cia. Mexicana de Exploraciones, S.A. de C.V | Exploraciòn de suelos y mares | 25,333,847 | 60.00 | 8,152 | 368,852 |
| Pan American Suphur, Ltd. | Almacenaje y distribución de azufre | 1,498 | 99.87 | 5,271 | 20,031 |
| Pasco International, Ltd. | Almacenaje de ácido sulfùrico | 10,000 | 100.00 | 31,007 | 43,974 |
| Otras inversiones | | 1 | 0.00 | 0 | 235,038 |
| Estimación de Fluctuación en Inversiones | | 1 | 0.00 | 0 | -855,334 |
| TOTAL INVESTMENT IN ASSOCIATES | | | | 678,972 | 11,604,349 |
| OTHER PERMANENT INVESTMENTS | | | | | 0 |
| TOTAL | | | | | 11,604,349 |

## ANALYSIS OF INVESTMENTS IN SHARES

**CONSOLIDATED**

ASSOCIATES

**Final Printing**

NOTES

LOS MONTOS DE PORCENTAJE DE TENDENCIA QUE APARECEN EN CERO SE DEBE A QUE EL SISTEMA AUTOMÁTICAMENTE PONE EN CERO CUANDO NO SE INCORPORA UN DATO.
NO SE INCORPORA DATO PARA OTRAS INVERSIONES, YA QUE CORRESPONDE A DIVERSAS OTRAS INVERSIONES EN ACCIONES CON DISTINTOS PORCENTAJES DE PARTICIPACIÓN.
SE CAPTURÓ EN LA COLUMNA DE NÚMERO DE ACCIONES EL NÚMERO UNO POR MOTIVOS DE VALIDACIÓN, YA QUE NO SE CUENTA CON ACCIONES EN DICHAS COMPAÑÍAS.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX  QUARTER: 01  YEAR: 2009

PETROLEOS MEXICANOS

## CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| BANKS | | | | | | | | | | | | | | | | |
| FOREIGN TRADE | | | | | | | | | | | | | | | | |
| BANCO BILBAO V (3) (8) | YES | 28/05/2008 | 02/06/2014 | 0 64 | | | | | | | 0 | 0 | 0 | 2,991,451 | 0 | 2,991,451 |
| CALYON NEW YORK BRA (1) (8) | YES | 14/09/2007 | 14/09/2012 | 2 58 | | | | | | | 0 | 0 | 10,613,775 | 0 | 10,613,775 | 0 |
| CALYON NEW YORK BRA (1) (8) | YES | 07/09/2007 | 14/09/2012 | 2 45 | | | | | | | 0 | 0 | 6,962,636 | 0 | 6,962,636 | 0 |
| CITIBANK N A. (1) (8) | YES | 12/05/2006 | 18/05/2013 | 3 52 | | | | | | | 0 | 0 | 0 | 21,227,550 | 19,458,588 | 19,458,586 |
| CALYON PMI TRADING (1) (8) | YES | 21/12/2006 | 21/12/2009 | 4.73 | | | | | | | 4,457,786 | 0 | 0 | 0 | 0 | 0 |
| BBVA NYB PMI TRADING (3) (7) | YES | 15/01/2008 | 15/01/2010 | 3 85 | | | | | | | 0 | 0 | 1,573,635 | 0 | 0 | 0 |
| SECURED | | | | | | | | | | | | | | | | |
| A/S EXPORTFINANS (1) (7) | YES | 15/10/2001 | 31/03/2014 | 3 34 | | | | | | | 220,943 | 53,845 | 250,498 | 250,498 | 146,200 | 107,457 |
| ABN AMRO BANK, N V (1) (7) | YES | 23/12/2002 | 31/03/2014 | 4.50 | | | | | | | 125,644 | 125,644 | 251,289 | 251,289 | 251,289 | 251,289 |
| ABN AMRO BANK, N V (1) (8) | YES | 03/12/2001 | 30/06/2010 | 1.81 | | | | | | | 77,649 | 0 | 38,824 | 0 | 0 | 0 |
| ABN AMRO BANK, N V (1) (8) | YES | 27/08/2002 | 27/08/2012 | 3.11 | | | | | | | 5,355 | 5,355 | 10,711 | 10,711 | 5,355 | 0 |
| ABN AMRO BANK, N V. (1) (8) | YES | 19/12/2007 | 26/06/2017 | 1 85 | | | | | | | 332,981 | 0 | 332,981 | 332,981 | 332,981 | 1,498,415 |
| ABN AMRO BANK, N V (1) (8) | YES | 03/11/2005 | 25/06/2015 | 1 85 | | | | | | | 499,472 | 0 | 499,472 | 499,472 | 499,472 | 1,248,679 |
| ABN AMRO BANK, N V (1) (8) | YES | 30/12/1998 | 22/02/2010 | 7 42 | | | | | | | 265,548 | 265,548 | 0 | 0 | 0 | 0 |
| ABN AMRO BANK, N V (1) (8) | YES | 11/05/2001 | 20/12/2012 | 1 86 | | | | | | | 424,551 | 0 | 424,551 | 424,551 | 424,551 | 0 |
| ABN AMRO BANK, N V (1) (8) | YES | 13/07/2004 | 16/06/2014 | 2.32 | | | | | | | 499,472 | 0 | 499,472 | 499,472 | 499,472 | 308,008 |
| ABN AMRO BANK, N.V. (1) (8) | YES | 30/09/2002 | 16/12/2013 | 2 32 | | | | | | | 424,551 | 0 | 424,551 | 424,551 | 424,551 | 101,609 |
| ABN AMRO BANK, N V (1) (8) | YES | 30/11/2006 | 15/12/2015 | 2.32 | | | | | | | 416,226 | 0 | 416,226 | 416,226 | 416,226 | 1,248,679 |
| ABN AMRO BANK, N V (1) (8) | YES | 03/01/2003 | 01/10/2012 | 3.83 | | | | | | | 26,992 | 0 | 26,992 | 26,992 | 26,992 | 0 |
| ABN AMRO BANK, N V (1) (8) | YES | 01/03/2003 | 01/06/2012 | 2.57 | | | | | | | 236,815 | 0 | 236,815 | 236,815 | 118,408 | 0 |
| ABN AMRO BANK, N V (1) (8) | YES | 02/03/2000 | 01/04/2011 | 3.14 | | | | | | | 411,153 | 154,915 | 411,153 | 99,816 | 0 | 0 |
| BSCH, S.A (1) (8) | YES | 10/04/2003 | 23/06/2011 | 1.76 | | | | | | | 44,397 | 468 | 18,976 | 1,461 | 0 | 0 |
| BSCH, S.A (1) (8) | YES | 28/02/2007 | 16/06/2014 | 2 32 | | | | | | | 202,167 | 0 | 202,167 | 202,167 | 202,167 | 303,251 |
| BNP PARIBAS (1) (8) | YES | 03/11/2005 | 26/01/2015 | 1.62 | | | | | | | 332,981 | 332,981 | 665,962 | 665,962 | 665,962 | 1,331,925 |
| BNP PARIBAS (1) (8) | YES | 30/11/2006 | 25/06/2015 | 1 85 | | | | | | | 582,717 | 0 | 582,717 | 582,717 | 582,717 | 1,456,793 |
| BNP PARIBAS (1) (8) | YES | 30/06/2008 | 20/06/2017 | 1 86 | | | | | | | 665,962 | 0 | 665,962 | 665,962 | 665,962 | 2,996,831 |
| BNP PARIBAS (1) (8) | YES | 14/08/2008 | 20/06/2017 | 1 86 | | | | | | | 332,981 | 0 | 332,981 | 332,981 | 332,981 | 1,498,415 |
| BNP PARIBAS (1) (8) | YES | 16/05/2003 | 17/03/2014 | 1 90 | | | | | | | 283,034 | 283,034 | 566,068 | 566,068 | 566,068 | 566,068 |
| BNP PARIBAS (1) (8) | YES | 07/03/2005 | 05/06/2014 | 2.56 | | | | | | | 665,962 | 0 | 665,962 | 665,962 | 665,962 | 998,944 |
| CALYON NEW YORK BRA (1) (8) | YES | 30/11/2006 | 27/02/2017 | 1.75 | | | | | | | 23,401 | 23,401 | 46,801 | 46,801 | 46,801 | 187,206 |
| DEUTSCHE BANK, S A. (1) (8) | YES | 08/11/2002 | 16/12/2013 | 1 89 | | | | | | | 30,387 | 3,192 | 27,195 | 27,195 | 27,195 | 27,195 |
| DRESDNER BANK AG (1) (8) | YES | 01/03/2003 | 01/05/2012 | 2 54 | | | | | | | 338,488 | 0 | 338,488 | 336,488 | 145,377 | 0 |
| EXPORT DEVELOPMENT (1) (8) | YES | 09/02/1999 | 15/04/2013 | 4 38 | | | | | | | 31,198 | 0 | 22,840 | 11,304 | 3,889 | 1,944 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: 01 YEAR: 2009

**PETROLEOS MEXICANOS**

## CREDITS BREAK DOWN

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| EXPORT DEVELOPMENT (1) (8) | YES | 04/07/2003 | 30/06/2015 | 1.80 | | | | | | | 212,276 | 70,759 | 283,034 | 283,034 | 283,034 | 495,309 |
| EXPORT DEVELOPMENT (1) (8) | YES | 22/12/1999 | 15/12/2010 | 2.32 | | | | | | | 283,034 | 0 | 283,034 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (7) | YES | 08/05/2008 | 30/03/2017 | 3.48 | | | | | | | 85,467 | 85,467 | 170,935 | 170,935 | 170,935 | 683,740 |
| HSBC BANK PLC (1) (7) | YES | 02/06/2006 | 26/06/2017 | 5.45 | | | | | | | 21,780 | 2,403 | 24,184 | 24,184 | 24,184 | 77,078 |
| HSBC BANK PLC (1) (8) | YES | 19/10/1998 | 17/04/2014 | 4.22 | | | | | | | 27,098 | 0 | 27,098 | 27,096 | 27,098 | 40,647 |
| HSBC BANK PLC (1) (8) | YES | 02/04/2007 | 31/07/2015 | 1.63 | | | | | | | 50,192 | 50,192 | 100,384 | 100,384 | 100,384 | 250,961 |
| HSBC BANK PLC (1) (8) | YES | 30/11/2004 | 31/07/2013 | 1.63 | | | | | | | 32,310 | 32,310 | 64,619 | 64,619 | 64,619 | 32,310 |
| HSBC BANK PLC (1) (8) | YES | 22/01/2007 | 30/11/2015 | 2.62 | | | | | | | 4,921 | 0 | 4,921 | 4,921 | 4,921 | 14,763 |
| HSBC BANK PLC (1) (8) | YES | 23/09/2005 | 30/05/2014 | 2.62 | | | | | | | 12,049 | 0 | 12,049 | 12,049 | 12,049 | 18,074 |
| HSBC BANK PLC (1) (8) | YES | 24/06/2005 | 30/05/2014 | 2.62 | | | | | | | 2,808 | 0 | 2,808 | 2,808 | 2,808 | 4,212 |
| HSBC BANK PLC (1) (8) | YES | 14/11/2005 | 30/06/2017 | 1.85 | | | | | | | 71,145 | 0 | 71,145 | 71,145 | 71,145 | 433,308 |
| HSBC BANK PLC (1) (8) | YES | 18/01/2007 | 30/01/2015 | 1.63 | | | | | | | 7,082 | 7,082 | 14,164 | 14,164 | 14,164 | 28,326 |
| HSBC BANK PLC (1) (8) | YES | 29/06/2005 | 30/04/2013 | 3.48 | | | | | | | 41,558 | 0 | 41,558 | 41,558 | 41,558 | 20,779 |
| HSBC BANK PLC (1) (8) | YES | 07/06/2006 | 29/11/2013 | 2.62 | | | | | | | 49,439 | 0 | 49,439 | 49,439 | 49,439 | 49,439 |
| HSBC BANK PLC (1) (8) | YES | 05/04/2006 | 29/12/2014 | 1.85 | | | | | | | 23,728 | 0 | 23,728 | 23,728 | 23,728 | 47,456 |
| HSBC BANK PLC (1) (8) | YES | 18/02/2005 | 28/10/2013 | 3.53 | | | | | | | 9,298 | 0 | 9,298 | 9,298 | 9,298 | 9,298 |
| HSBC BANK PLC (1) (8) | YES | 04/04/2006 | 24/11/2014 | 2.54 | | | | | | | 27,477 | 0 | 27,477 | 27,477 | 27,477 | 54,954 |
| HSBC BANK PLC (1) (8) | YES | 07/11/2006 | 22/07/2015 | 1.57 | | | | | | | 26,821 | 26,821 | 53,642 | 53,642 | 53,642 | 47,487 |
| HSBC BANK PLC (1) (8) | YES | 25/08/2004 | 20/11/2013 | 2.60 | | | | | | | 14,238 | 589 | 14,828 | 14,828 | 14,828 | 9,879 |
| HSBC BANK PLC (1) (8) | YES | 19/08/2005 | 16/09/2014 | 1.90 | | | | | | | 20,069 | 20,069 | 40,137 | 40,137 | 40,137 | 60,206 |
| HSBC BANK PLC (1) (8) | YES | 20/09/2004 | 14/02/2014 | 1.74 | | | | | | | 24,021 | 24,021 | 48,043 | 48,043 | 48,043 | 48,043 |
| HSBC BANK PLC (1) (8) | YES | 05/06/2006 | 12/07/2011 | 1.69 | | | | | | | 18,667 | 18,667 | 37,334 | 18,667 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 23/11/2004 | 09/01/2013 | 1.75 | | | | | | | 37,171 | 37,171 | 74,341 | 74,341 | 74,341 | 0 |
| HSBC BANK PLC (1) (8) | YES | 14/05/2003 | 06/10/2014 | 3.31 | | | | | | | 161,479 | 0 | 150,118 | 150,118 | 150,118 | 219,211 |
| HSBC BANK PLC (1) (8) | YES | 09/12/2005 | 06/11/2013 | 2.97 | | | | | | | 50,575 | 0 | 50,575 | 50,575 | 50,575 | 50,575 |
| HSBC BANK PLC (1) (8) | YES | 03/04/2007 | 04/11/2015 | 1.90 | | | | | | | 85,415 | 0 | 85,415 | 85,415 | 85,415 | 198,306 |
| HSBC BANK PLC (1) (8) | YES | 22/12/2008 | 01/07/2015 | 1.83 | | | | | | | 89,290 | 89,290 | 178,580 | 178,580 | 178,580 | 446,449 |
| HSBC BANK PLC (1) (8) | YES | 03/07/2003 | 20/03/2014 | 1.86 | | | | | | | 33,722 | 33,722 | 67,444 | 67,444 | 67,444 | 67,444 |
| HSBC BANK PLC (1) (8) | YES | 25/06/2001 | 20/06/2013 | 1.86 | | | | | | | 183,972 | 0 | 183,972 | 183,972 | 183,972 | 91,986 |
| HSBC BANK PLC (1) (8) | YES | 10/08/2004 | 16/12/2013 | 2.32 | | | | | | | 332,981 | 0 | 332,981 | 332,981 | 332,981 | 237,249 |
| HSBC BANK PLC (1) (8) | YES | 22/12/1999 | 15/12/2010 | 2.32 | | | | | | | 228,040 | 0 | 228,040 | 0 | 0 | 0 |
| HSBC BANK PLC (1) (8) | YES | 14/03/2003 | 10/12/2013 | 2.60 | | | | | | | 283,034 | 0 | 283,034 | 283,034 | 283,034 | 152,555 |
| HSBC INVESTMENT BAN (1) (7) | YES | 26/11/1999 | 26/09/2011 | 5.70 | | | | | | | 41,867 | 32,071 | 73,938 | 36,969 | 0 | 0 |
| ING CAPITAL LLC (1) (8) | YES | 13/06/2008 | 20/06/2017 | 1.86 | | | | | | | 166,491 | 0 | 166,491 | 166,491 | 166,491 | 749,208 |
| ING CAPITAL LLC (1) (8) | YES | 30/11/2006 | 15/06/2016 | 2.32 | | | | | | | 249,736 | 0 | 249,736 | 249,736 | 249,736 | 874,076 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX | QUARTER: 01 | YEAR: 2009

PETROLEOS MEXICANOS

## CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| JAPAN BANK FOR INTE (1) (7) | YES | 30/09/2005 | 29/06/2015 | 4 35 | | | | | | | 0 | 0 | 0 | 67,037 | 68,295 | 139,107 |
| JAPAN BANK FOR INTE (3) (7) | YES | 10/03/2004 | 08/03/2017 | 1.53 | | | | | | | 416,826 | 416,826 | 833,651 | 833,651 | 833,651 | 3,334,710 |
| J P MORGAN (1) (8) | YES | 03/02/2000 | 06/03/2012 | 1 82 | | | | | | | 43,767 | 43,767 | 87,534 | 61,315 | 0 | 0 |
| J P MORGAN (1) (8) | YES | 10/09/2008 | 20/06/2017 | 2.68 | | | | | | | 249,736 | 0 | 249,736 | 249,736 | 249,736 | 1,123,811 |
| KREDITANSTALT FUR W (1) (8) | YES | 13/09/1999 | 31/03/2011 | 1 81 | | | | | | | 17,518 | 17,518 | 35,551 | 0 | 0 | 0 |
| KREDITANSTALT FUR W (1) (8) | YES | 26/09/2001 | 31/12/2012 | 2 36 | | | | | | | 236,370 | 14,772 | 248,358 | 202,325 | 190,337 | 0 |
| MEDIOCREDITO CENTRA (1) (8) | YES | 09/10/2001 | 30/04/2012 | 3 44 | | | | | | | 66,974 | 0 | 66,974 | 66,974 | 33,487 | 0 |
| MIZUHO CORPORATE BA (1) (8) | YES | 14/12/2006 | 13/12/2018 | 2.32 | | | | | | | 0 | 0 | 0 | 1,061,378 | 1,061,378 | 6,368,265 |
| MIZUHO CORPORATE BA (3) (7) | YES | 16/10/1998 | 20/05/2010 | 1 98 | | | | | | | 1,994,375 | 0 | 997,171 | 0 | 0 | 0 |
| NACIONAL FINANCIERA (3) (7) | NOT | 07/11/1990 | 20/11/2015 | 2.90 | | | | | | | 460,221 | 0 | 460,221 | 460,221 | 460,221 | 1,380,663 |
| NATEXIS BANQUE (2) (7) | YES | 22/02/1984 | 30/06/2016 | 2.00 | | | | | | | 993 | 0 | 993 | 993 | 993 | 1,586 |
| SOCIETE GENERALE (1) (7) | YES | 03/02/2006 | 13/02/2017 | 4 77 | | | | | | | 148,532 | 148,532 | 297,065 | 297,065 | 297,065 | 1,188,260 |
| SOCIETE GENERALE (1) (8) | YES | 31/03/1989 | 29/07/2011 | 1.63 | | | | | | | 185,391 | 163,659 | 234,378 | 67,192 | 0 | 0 |
| SOCIETE GENERALE (1) (8) | YES | 31/07/2006 | 28/07/2012 | 1.63 | | | | | | | 21,204 | 21,204 | 42,409 | 42,409 | 10,345 | 0 |
| SOCIETE GENERALE (1) (8) | YES | 03/02/2006 | 13/02/2017 | 1.73 | | | | | | | 97,475 | 97,475 | 194,951 | 194,951 | 194,951 | 779,802 |
| SOCIETE GENERALE PA (1) (8) | YES | 30/11/2005 | 13/02/2017 | 1.73 | | | | | | | 50,921 | 50,921 | 101,843 | 101,843 | 101,843 | 407,371 |
| STANDARD CHARTERED (1) (8) | YES | 06/07/2004 | 27/01/2014 | 1 62 | | | | | | | 166,491 | 166,491 | 332,981 | 332,981 | 332,981 | 332,981 |
| STANDARD CHARTERED (1) (8) | YES | 30/11/2006 | 25/09/2015 | 1 76 | | | | | | | 249,736 | 249,736 | 499,472 | 499,472 | 499,472 | 1,248,679 |
| STANDARD CHARTERED (1) (8) | YES | 06/10/2005 | 20/01/2015 | 1 59 | | | | | | | 249,736 | 249,736 | 499,472 | 499,472 | 499,472 | 998,944 |
| STANDARD CHARTERED (1) (8) | YES | 10/02/2003 | 20/12/2013 | 1.86 | | | | | | | 283,034 | 0 | 283,034 | 283,034 | 283,034 | 158,924 |
| THE BANK OF TOKYO, (1) (8) | YES | 30/09/2005 | 29/06/2011 | 1 83 | | | | | | | 68,295 | 0 | 68,295 | 1,258 | 0 | 0 |
| THE BANK OF TOKYO, (1) (8) | YES | 14/03/2003 | 14/03/2013 | 1 90 | | | | | | | 314,482 | 314,482 | 628,964 | 628,964 | 628,964 | 0 |
| THE BANK OF TOKYO, (1) (8) | YES | 10/12/2004 | 10/12/2014 | 2 60 | | | | | | | 283,034 | 0 | 283,034 | 283,034 | 566,068 | 1,981,238 |
| EXIM BANK OF KOREA (1)(7) | YES | 07/12/2005 | 13/02/2017 | 4 77 | | | | | | | 59,954 | 59,954 | 119,908 | 119,908 | 119,908 | 479,634 |
| EXIM BANK OF KOREA (1)(7) | YES | 01/03/2003 | 01/06/2012 | 6 64 | | | | | | | 283,034 | 0 | 283,034 | 283,034 | 141,517 | 0 |
| TORONTO DOMINION BA (1) (8) | YES | 06/10/2003 | 20/10/2009 | 3 84 | | | | | | | 87,569 | 0 | 0 | 0 | 0 | 0 |
| INT DEV NO PAG | NOT | | 31/12/2009 | 0 00 | | | | | | | 659,537 | 0 | 0 | 0 | 0 | 0 |
| COMMERCIAL BANKS | | | | | | | | | | | | | | | | |
| BANCO JPMORGAN, SA, (6) (7) | NOT APPLIED | 28/10/2004 | 05/11/2012 | 11.00 | 0 | 0 | 0 | 2,000,000 | 2,000,000 | 0 | | | | | | |
| BANCO SANTANDER MEX (6) (11) | NOT APPLIED | 19/11/2004 | 23/11/2012 | 7.20 | 0 | 0 | 600,000 | 1,200,000 | 1,200,000 | 0 | | | | | | |
| BANCO SANTANDER MEX (6) (11) | NOT APPLIED | 11/03/2009 | 25/03/2010 | 7.17 | 0 | 2,500,000 | 0 | 0 | 0 | 0 | | | | | | |
| BBVA BANCOMER, S A (6) (11) | NOT APPLIED | 16/12/2004 | 20/12/2012 | 10 55 | 0 | 0 | 800,000 | 1,600,000 | 1,600,000 | 0 | | | | | | |
| BANCO NACIONAL DE C (1) (7) | NOT | 26/06/2003 | 30/06/2018 | 5 44 | | | | | | | 283,034 | 0 | 283,034 | 283,034 | 283,034 | 1,556,687 |
| BANCO SANTANDER MEX (1) (8) | NOT | 17/09/2003 | 19/09/2013 | 1 88 | | | | | | | 70,759 | 70,759 | 141,517 | 141,517 | 141,517 | 70,759 |
| NACIONAL FINANCIERA (3) (7) | NOT | 10/06/2004 | 15/12/2009 | 4.20 | | | | | | | 343,460 | 0 | 0 | 0 | 0 | 0 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX
PETROLEOS MEXICANOS

QUARTER: 01 YEAR: 2009

## CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED
**Final Printing**

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| OTHER | | | | | | | | | | | | | | | | |
| INT DEV NO PAG | NOT APPLIED | | 31/12/2009 | 0.00 | 54,198 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| INT DEV NO PAG | NOT | | 31/12/2009 | 0 00 | | | | | | | 699,192 | 0 | 0 | 0 | 0 | 0 |
| CONPROCA (1) (7) | NOT | 26/11/1997 | 15/06/2010 | 8.40 | | | | | | | 3,095,733 | 0 | 1,646,051 | 0 | 0 | 0 |
| INT DEV NO PAG CON | NOT | | 31/12/2009 | 0 00 | | | | | | | 107,424 | 0 | 0 | 0 | 0 | 0 |
| BERGESEN WORLDWIDE (1) (7) | YES | 23/07/2007 | 23/08/2022 | 0 00 | | | | | | | 268,175 | 0 | 357,566 | 357,566 | 357,566 | 3,456,475 |
| COPF's (1) (8) | YES | 01/02/2005 | 31/10/2012 | 3 25 | | | | | | | 3,234,880 | 0 | 2,256,398 | 1,049,123 | 408,053 | 13,106 |
| F TAPIAS MEXICO, SA (1)(7) | NOT | | 11/10/2018 | 8 00 | | | | | | | 148,677 | 0 | 161,820 | 161,820 | 161,820 | 971,481 |
| F TAPIAS MEXICO, SA (1)(7) | NOT | | 02/11/2018 | 8 00 | | | | | | | 148,675 | 0 | 161,820 | 161,820 | 161,820 | 971,481 |
| BLUE MARINE SHIPPING (1) (7) | YES | 13/08/2008 | 31/07/2018 | 7 96 | | | | | | | 128,306 | 0 | 139,647 | 139,647 | 139,647 | 802,447 |
| BLUE MARINE SHIPPING (1) (7) | YES | 02/09/2008 | 30/09/2018 | 7 96 | | | | | | | 147,133 | 0 | 160,140 | 160,140 | 160,140 | 920,203 |
| TOTAL BANKS | | | | | 54,198 | 2,500,000 | 1,400,000 | 4,800,000 | 4,800,000 | 0 | 30,338,718 | 3,864,849 | 42,795,246 | 43,854,171 | 55,379,070 | 70,782,691 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX
PETROLEOS MEXICANOS

QUARTER: 01 YEAR: 2009

## CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

**Final Printing**

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| STOCK MARKET | | | | | | | | | | | | | | | | |
| LISTED STOCK EXCHANGE | | | | | | | | | | | | | | | | |
| UNSECURED | | | | | | | | | | | | | | | | |
| SCOTIA INVERLAT (6) (11) | NOT APPLIED | 16/06/2006 | 05/06/2014 | 7 83 | 0 | 0 | 0 | 0 | 0 | 10,000,000 | | | | | | |
| SCOTIA INVERLAT (6) (12) | NOT APPLIED | 11/02/2005 | 31/01/2013 | 7 06 | 0 | 0 | 0 | 0 | 12,487,400 | 0 | | | | | | |
| SCOTIA INVERLAT (6) (12) | NOT APPLIED | 21/10/2005 | 13/10/2011 | 7 82 | 0 | 0 | 0 | 5,500,000 | 0 | 0 | | | | | | |
| SCOTIA INVERLAT (6) (12) | NOT APPLIED | 24/10/2003 | 08/10/2009 | 8 25 | 13,500,000 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| SCOTIA INVERLAT (6) (12) | NOT APPLIED | 11/02/2005 | 04/02/2010 | 7 28 | 0 | 12,512,600 | 0 | 0 | 0 | 0 | | | | | | |
| SCOTIA INVERLAT (6) (13) | NOT APPLIED | 23/12/2004 | 05/12/2019 | 9.10 | 0 | 0 | 0 | 0 | 0 | 13,170,033 | | | | | | |
| SCOTIA INVERLAT (6) (7) | NOT APPLIED | 29/07/2005 | 16/07/2015 | 9.91 | 0 | 0 | 0 | 0 | 0 | 9,500,000 | | | | | | |
| SCOTIA INVERLAT (6) (7) | NOT APPLIED | 24/10/2003 | 14/10/2010 | 8 38 | 0 | 0 | 6,172,000 | 0 | 0 | 0 | | | | | | |
| INT DEV NO PAG | NOT APPLIED | | 31/12/2009 | 0 00 | 1,402,320 | 0 | 0 | 0 | 0 | 0 | | | | | | |
| DEUTSCHE BANK (1) (7) | YES | 14/05/1999 | 15/09/2027 | 9.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 1,110,597 |
| DEUTSCHE BANK (1) (7) | YES | 14/11/2001 | 15/11/2011 | 8 00 | | | | | | | 0 | 0 | 0 | 2,656,840 | 0 | 0 |
| DEUTSCHE BANK (1) (7) | YES | 14/11/2001 | 01/02/2022 | 8.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 2,267,739 |
| DEUTSCHE BANK (1) (7) | YES | 28/09/2004 | 28/09/2014 | 7 75 | | | | | | | 0 | 0 | 0 | 0 | 0 | 24,629,647 |
| DEUTSCHE BANK (1) (7) | YES | 04/06/2008 | 15/06/2038 | 6 63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 7,075,850 |
| DEUTSCHE BANK (1) (7) | YES | 08/06/2005 | 15/06/2035 | 6.63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 24,765,475 |
| DEUTSCHE BANK (1) (7) | YES | 08/06/2005 | 15/12/2015 | 5.75 | | | | | | | 0 | 0 | 0 | 0 | 0 | 3,324,447 |
| DEUTSCHE BANK (1) (7) | YES | 12/12/2002 | 15/12/2014 | 7 38 | | | | | | | 0 | 0 | 0 | 0 | 0 | 5,167,281 |
| DEUTSCHE BANK (1) (7) | YES | 04/10/2000 | 13/10/2010 | 9 13 | | | | | | | 0 | 0 | 7,847,670 | 0 | 0 | 0 |
| DEUTSCHE BANK (1) (7) | YES | 22/10/2007 | 01/03/2018 | 5 75 | | | | | | | 0 | 0 | 0 | 0 | 0 | 35,379,250 |
| DEUTSCHE BANK (1) (7) | YES | 03/02/2009 | 03/05/2019 | 8 00 | | | | | | | 0 | 0 | 0 | 0 | 0 | 28,303,400 |
| DEUTSCHE BANK (1) (7) | YES | 30/12/2004 | 30/03/2018 | 9.25 | | | | | | | 0 | 0 | 0 | 0 | 0 | 1,518,067 |
| DEUTSCHE BANK (1) (7) | YES | 30/12/2004 | 15/09/2027 | 9 50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 2,251,337 |
| DEUTSCHE BANK (1) (7) | YES | 30/12/2004 | 15/09/2027 | 9 50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 944,003 |
| DEUTSCHE BANK (1) (7) | YES | 30/12/2004 | 01/12/2023 | 8 63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 1,721,668 |
| DEUTSCHE BANK (1) (7) | YES | 18/09/1997 | 15/09/2027 | 9 50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 336,103 |
| DEUTSCHE BANK (1) (7) | YES | 01/03/1993 | 01/12/2023 | 8 63 | | | | | | | 0 | 0 | 0 | 0 | 0 | 132,248 |
| DEUTSCHE BANK (1) (8) | YES | 01/12/2005 | 03/12/2012 | 1 26 | | | | | | | 0 | 0 | 0 | 0 | 9,724,213 | 0 |
| DEUTSCHE BANK (2) (7) | YES | 22/02/2005 | 24/02/2025 | 5.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 18,766,570 |
| DEUTSCHE BANK (3) (7) | YES | 05/12/2002 | 05/12/2023 | 3 50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 4,283,700 |
| DEUTSCHE BANK (5) (7) | YES | 07/11/2003 | 18/12/2013 | 7.50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 3,036,813 |
| DEUTSCHE BANK (5) (7) | YES | 13/01/2003 | 18/12/2013 | 7 50 | | | | | | | 0 | 0 | 0 | 0 | 0 | 5,061,355 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX
PETROLEOS MEXICANOS

QUARTER: 01 YEAR: 2009

## CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF CONTRACT | AMORTIZATION DATE | INTEREST RATE | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| J P MORGAN (1) (7) | YES | 01/04/1998 | 30/03/2018 | 9 25 | | | | | | | 0 | 0 | 0 | 0 | 0 | 135,474 |
| J P MORGAN (1) (8) | YES | 15/10/2003 | 15/10/2009 | 1 09 | | | | | | | 6,509,782 | 0 | 0 | 0 | 0 | 0 |
| J P MORGAN (1) (8) | YES | 15/06/2004 | 15/06/2010 | 1 32 | | | | | | | 0 | 0 | 19,762,778 | 0 | 0 | 0 |
| J.P MORGAN (2) (7) | YES | 05/08/2003 | 05/08/2013 | 6.25 | | | | | | | 0 | 0 | 0 | 0 | 0 | 9,383,285 |
| J.P MORGAN (2) (7) | YES | 05/08/2004 | 05/08/2016 | 6 38 | | | | | | | 0 | 0 | 0 | 0 | 0 | 15,951,585 |
| J P MORGAN (2) (7) | YES | 04/04/2003 | 06/04/2010 | 6.63 | | | | | | | 0 | 0 | 14,074,928 | 0 | 0 | 0 |
| PEMEX FINANCE (1) (7) | YES | 15/02/1999 | 15/11/2018 | 9.47 | | | | | | | 3,113,374 | 754,757 | 2,830,340 | 0 | 0 | 6,368,265 |
| PEMEX FINANCE (1) (8) | YES | 15/02/1999 | 07/04/2014 | 1.66 | | | | | | | 0 | 0 | 0 | 471,723 | 471,723 | 1,745,377 |
| INT DEV NO PAG | NOT | | 31/12/2009 | 0.00 | | | | | | | 4,576,211 | 0 | 0 | 0 | 0 | 0 |
| SECURED | | | | | | | | | | | | | | | | |
| SUMITOMO MITSUI (3) (8) | YES | 19/09/2008 | 29/09/2020 | 0.77 | | | | | | | 0 | 0 | 0 | 0 | 0 | 9,138,560 |
| INT DEV NO PAG | NOT | | 31/12/2009 | 0.00 | | | | | | | 387 | 0 | 0 | 0 | 0 | 0 |
| PRIVATE PLACEMENTS | | | | | | | | | | | | | | | | |
| UNSECURED | | | | | | | | | | | | | | | | |
| SECURED | | | | | | | | | | | | | | | | |
| TOTAL BANKS | | | | | 14,902,320 | 12,512,600 | 6,172,000 | 5,500,000 | 12,487,400 | 32,670,033 | 14,199,754 | 754,757 | 44,515,716 | 3,128,563 | 10,185,936 | 212,798,096 |

## MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX

QUARTER: 01 YEAR: 2009

PETROLEOS MEXICANOS

### CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF AGREEMENT | AMORTIZATION DATE | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |
| SUPPLIERS | | | | | | | | | | | | | | | | |
| OTROS PROVEEDORES | NOT APPLIED | | | | 0 | 38,919,758 | 0 | 0 | 0 | 0 | | | | | | |
| TOTAL SUPPLIERS | | | | | 0 | 38,919,758 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| OTHER LOANS WITH COST (S103 Y S30) | | | | | | | | | | | | | | | | |
| | NOT APPLIED<br>NOT | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TOTAL | | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| OTHER CURRENT LIABILITIES WITHOUT COST (S26) | | | | | | | | | | | | | | | | |
| OTROS PASIVOS CIRCULANTES | NOT APPLIED | | | | 0 | 46,984,594 | | | | | 0 | 0 | | | | |
| TOTAL | | | | | 0 | 46,984,594 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | | | | | | | | | | | | | | | | |
| TOTAL | | | | | 14,956,518 | 100,916,952 | 7,572,000 | 10,300,000 | 17,257,400 | 32,670,033 | 44,538,472 | 4,619,606 | 87,310,962 | 46,982,734 | 65,575,006 | 263,580,787 |

A CONTINUACIÓN SE PRESENTAN LOS TIPOS DE CAMBIOS DE LAS MONEDAS EXTRANJERAS CON RESPECTO AL PESO AL 31 DE MARZO DE 2009:

| MONEDAS | | TIPOS DE CAMBIO CONTABLE |
|---|---|---|
| DÓLARES | USD | 14.1517 |
| LIBRA ESTERLINA | GBP | 20.2454 |
| PESOS | | 1.0000 |

A CONTINUACIÓN SE PRESENTAN LOS TIPOS DE TASA:

TASA FIJA
TASA LIBOR

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

**PETROLEOS MEXICANOS**

QUARTER: **01** YEAR: **2009**

**CREDITS BREAK DOWN**

(Thousand Pesos)

**CONSOLIDATED**

**Final Printing**

| CREDIT TYPE / INSTITUTION | WITH FOREING INSTITUTION | DATE OF AGREEMENT | AMORTIZATION DATE | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | | AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | TIME INTERVAL | | | | | | TIME INTERVAL | | | | | |
| | | | | | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR | CURRENT YEAR | UNTIL 1 YEAR | UNTIL 2 YEAR | UNTIL 3 YEAR | UNTIL 4 YEAR | UNTIL 5 YEAR |

TASA FLOTANTE
TASA DE DESCUENTO
TASA TIIE
CETES
CUPON CERO (FIJA)

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**MONETARY FOREIGN CURRENCY POSITION**

**CONSOLIDATED**

(Thousand Pesos)

**Final Printing**

| FOREIGN CURRENCY POSITION | DOLLARS | | OTHER CURRENCIES | | TOTAL THOUSANDS OF PESOS |
|---|---|---|---|---|---|
| | DOLLARS | PESOS | DOLLARS | PESOS | |
| **MONETARY ASSETS** | **17,419,278** | **246,512,400** | **620,099** | **8,775,452** | **255,287,852** |
| **LIABILITIES POSITION** | **38,363,325** | **542,906,264** | **7,061,862** | **99,937,351** | **642,843,615** |
| SHORT-TERM LIABILITIES POSITION | 35,207,060 | 498,239,752 | 6,866,416 | 97,171,459 | 595,411,211 |
| LONG-TERM LIABILITIES POSITION | 3,156,265 | 44,666,512 | 195,446 | 2,765,892 | 47,432,404 |
| **NET BALANCE** | **-20,944,047** | **-296,393,864** | **-6,441,763** | **-91,161,899** | **-387,555,763** |

**NOTES**

A CONTINUACIÓN SE PRESENTAN LOS TIPOS DE CAMBIOS DE LAS MONEDAS EXTRANJERAS CON RESPECTO AL PESO AL 31 DE MARZO DE 2009:

| MONEDAS | | TIPOS DE CAMBIO CONTABLE |
|---|---|---|
| DÓLARES | USD | 14.1517 |
| EUROS | EUR | 0.1428 |
| YEN JAPONÉS | JPY | 18.7666 |
| LIBRA ESTERLINA | GBP | 20.2454 |
| PESOS | | 1.0000 |

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**RESULT FROM MONETARY POSITION**

**CONSOLIDATED**

(Thousand Pesos)

**Final Printing**

| MONTH | MONETARY ASSETS | MONETARY LIABILITIES | (ASSET) LIABILITY MONETARY POSITION | MONTHLY INFLATION | MONTHLY PROFIT AND (LOSS) |
|---|---|---|---|---|---|
| JANUARY | 0 | 0 | 0 | 0 | 0 |
| FEBRUARY | 0 | 0 | 0 | 0 | 0 |
| MARCH | 0 | 0 | 0 | 0 | 0 |
| RESTATEMENT | | | | | 0 |
| CAPITALIZATION | | | | | 0 |
| FOREIGN CORP. | | | | | 0 |
| OTHERS | | | | | 0 |
| **TOTAL** | | | | | 0 |

| OTHER CONCEPTS: | |
|---|---|
| CAPITALIZED RESULT FOR MONETARY POSITION | 0 |

**NOTES**

DEBIDO A LA APLICACIÓN DE LA NIF B-10 QUE ENTRÓ EN VIGOR A PARTIR DE ENERO 2008, SE PRESENTA EN CEROS EL ANEXO DE RESULTADO POR POSICIÓN MONETARIA.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**CONSOLIDATED**

**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY | UTILIZATION (%) |
|---|---|---|---|
| PEP | | 0 | 0 |
| Prod. de petróleo crudo (Mbd) | | 2,719 | 98.10 |
| Prod. de gas (MMpcd) | | 7,115 | 98.60 |
| REFINACIÓN | | 0 | 0 |
| Cap. de dest. atmósf. (Mbd) | | 1,540 | 86.80 |
| Cadereyta | | 275 | 81.00 |
| Madero | | 190 | 78.30 |
| Minatitlán | | 185 | 93.40 |
| Salamanca | | 245 | 80.30 |
| Salina Cruz | | 330 | 91.40 |
| Tula | | 315 | 93.50 |
| Term. de Almac. y Dist. (Mb) | | 13,056 | 100.00 |
| GAS Y PETROQUÍMICA BÁSICA | | 0 | 0.00 |
| Endulzamiento de Gas (MMpcd) | | 4,503 | 74.30 |
| Cactus | | 1,960 | 87.80 |
| Nuevo Pemex | | 880 | 68.40 |
| Ciudad Pemex | | 1,290 | 66.90 |
| Matapionche | | 109 | 43.40 |
| Poza Rica | | 230 | 38.50 |
| Arenque | | 34 | 68.50 |
| PETROQUÍMICA | | 0 | 0 |
| Capacidad de Producción (Mt) | | 3,814 | 89.00 |
| Cangrejera | | 2,313 | 93.00 |
| Cosoleacaque | | 569 | 98.00 |
| Escolín * | | 14 | 0.00 |
| Independencia | | 55 | 5.00 |
| Morelos | | 508 | 94.00 |
| Pajaritos | | 339 | 56.00 |
| Tula * | | 16 | 0.00 |
| C. de dist. Petroquímicos (Mt) | | 218,410 | 86.00 |

**PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS**

**CONSOLIDATED**

**Final Printing**

| PLANT OR CENTER | ECONOMIC ACTIVITY | PLANT CAPACITY | UTILIZATION (%) |
|---|---|---|---|

**NOTES**

Mbd - miles de barriles diarios
MMpcd - millones de pies cúbicos diarios
Mb - miles de barriles
Mt - miles de toneladas
* Estos centros no operaron durante el primer trimestre 2009.

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

**MAIN RAW MATERIALS**

**CONSOLIDATED**

**Final Printing**

| DOMESTIC | MAIN SUPPLIERS | FOREIGN | DOM. SUBST. | COST PRODUCTION (%) |
|---|---|---|---|---|
| CONDENSADOS | PEMEX EXPLORACION Y PRODUCCION | | | 8.00 |
| GAS HUMEDO AMARGO | PEMEX EXPLORACION Y PRODUCCION | | | 73.00 |
| PETROLEO CRUDO | PEMEX EXPLORACION Y PRODUCCION | | | 74.00 |
| GAS HUMEDO DULCE | PEMEX EXPLORACION Y PRODUCCION | | | 11.00 |

NOTES

# MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

## SALES DISTRIBUTION BY PRODUCT

**CONSOLIDATED**

NET SALES/TOTAL SALES

**Final Printing**

| MAIN PRODUCTS | NET SALES | | MARKET SHARE (%) | MAIN | |
|---|---|---|---|---|---|
| | VOLUME | AMOUNT | | TRADEMARKS | CUSTOMERS |
| **DOMESTIC SALES** | | | | | |
| Petrolíferos: | 0 | 0 | 0 | | |
| Combustoleo | 220 | 8,221,576 | 100.00 | | CFE |
| Diesel | 382 | 27,573,128 | 100.00 | Pemex Diesel | Distribuidores |
| Gas L.P. | 292 | 13,014,910 | 0.00 | | Distribuidores |
| Gasolina Magna | 706 | 48,095,327 | 100.00 | Pemex Magna | Distribuidores |
| Gasolina Premium | 86 | 5,490,338 | 100.00 | Pemex Premium | Distribuidores |
| Turbosina | 65 | 4,270,620 | 100.00 | | ASA |
| Otros Refinados | 77 | 4,085,860 | 100.00 | | Distribuidores |
| PETROQUÍMICOS: | 0 | 0 | 0 | | |
| Deriv. del Metano (A | 378 | 1,189,494 | 61.00 | | (F) |
| Deriv. del Etano (B) | 289 | 2,800,060 | 22.00 | | (G) |
| Aromát. y Deriv. (C) | 64 | 549,682 | 84.00 | | (H) |
| Propil. y Deriv. (D) | 3 | 517,364 | 0.00 | | (I) (L) |
| OTROS PETROQUÍM.(E) | 19 | 325,579 | 0.00 | | (J) (L) |
| Gas Seco | 3,074 | 16,848,602 | 0 | | (K) |
| **FOREIGN SALES** | | | | | |
| Petróleo Crudo (MBD) | 1,279 | 64,636,899 | 0.00 | (M) | (N) |
| Prod. Refinados (MBD | 260 | 12,115,800 | 0.00 | | (L) |
| Prod. Petroq. (MT) | 111 | 243,032 | 0.00 | | (L) |
| Efecto Marginal Vent | 0 | 15,023,521 | 0.00 | | |
| Ingresos por servic | 0 | 1,389,984 | 0.00 | | |
| EFECTO B-10 | 0 | 0 | 0 | | |
| **TOTAL** | | **226,391,776** | | | |

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2009**

**PETROLEOS MEXICANOS**

## SALES DISTRIBUTION BY PRODUCT

**CONSOLIDATED**

FOREIGN SALES

**Final Printing**

| MAIN PRODUCTS | NET SALES | | DESTINATION | MAIN | |
|---|---|---|---|---|---|
| | VOLUME | AMOUNT | | TRADEMARKS | CUSTOMERS |
| **EXPORT** | | | | | |
| Petróleo Crudo (MBD) | 1,279 | 64,636,899 | | (M) | (N) |
| Prod. Refinados (MBD | 260 | 12,115,800 | | | (L) |
| Prod. Petroq. (MT) | 111 | 243,032 | | | (L) |
| Efecto Marginal Vent | 0 | 15,023,521 | | | |
| Ingresos por Servici | 0 | 1,389,984 | | | |
| EFECTO B-10 | 0 | 0 | | | |
| **FOREIGN SUBSIDIARIES** | | | | | |
| **TOTAL** | | 93,409,236 | | | |

**NOTES**

NOTA: PARA CALCULAR EL % DE PARTICIPACIÓN EN EL MERCADO SE TOMO EL PERÍODO ENERO - FEBRERO 2009.

EL VOLUMEN Y EL IMPORTE FUERON CONSIDERADOS DE ENERO A MARZO DEL 2009

(A) CONSIDERA LA CONTRIBUCIÓN DE PEMEX PETROQUÍMICA AL MERCADO NACIONAL POR LOS SIGUIENTES PRODUCTOS: AMONIACO Y METANOL.

(B) CONSIDERA LA CONTRIBUCIÓN DE PEMEX PETROQUÍMICA AL MERCADO NACIONAL DE LOS SIGUIENTES PRODUCTOS: ETILENO, GLICOLES, PEAD, PEBD, PLBD, ÓXIDO DE ETILENO, CLORURO DE VINILO.

(C) CONSIDERA LA CONTRIBUCIÓN DE PEMEX PETROQUÍMICA POR LOS SIGUIENTES PRODUCTOS: BENCENO, ESTIRENO, TOLUENO, XILENOS, PARAXILENO Y ORTOXILENO; (PARAXILENO Y ORTOXILENO; PLANTAS FUERA DE OPERACIÓN POR TIEMPO INDEFINIDO).

(D) CONSIDERA LA CONTRIBUCIÓN DE PEMEX PETROQUÍMICA AL MERCADO NACIONAL POR LOS SIGUIENTES PRODUCTOS: ACRILONITRILO.

(E) PEMEX PETROQUÍMICA NO CONSIDERA PARTICIPACIÓN DE MERCADO DE "OTROS PRODUCTOS" DEBIDO A QUE NO ESTÁN DENTRO DE LA GAMA DE LOS "PRODUCTOS PRINCIPALES SELECCIONADOS".

(F) AGROGEN, S.A. DE C.V ; INTEGRADORA APRODIFER, S.A. DE C.V. ; MASAGRO S.A. DE C.V. ; FERTILIZANTES TEPEYAC, S.A. DE C.V. ; PRAXAIR MÉXICO S.A. DE C.V.

(G) MEXICHEM RESINAS VINÍLICAS, S.A. DE C.V. ; POLIONES, S.A. DE C.V. ; DISTRIBUIDORA DON RAMIS, S.A. DE C.V. ; INDUSTRIAS DERIVADAS DEL ETILENO, S.A. ; POLICYD, S.A. DE C.V.

(H) RESIRENE, S.A. DE C.V.; NEGOCIACIÓN ALVI, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V. ; QUÍMICA DELTA, S.A. DE C.V. ; QUIMICOMPUESTOS, S.A. DE C.V.

(I) DOW INTERNACIONAL MEXICANA, S.A. DE C.V.

(J) INDUSTRIA QUÍMICA DEL ISTMO S.A. DE C.V. ; CRYOINFRA, S.A. DE C.V. ; PRODUCTOS QUÍMICOS LA ANITA, S.A. DE C.V. ; PRAXAIR MÉXICO S.A. DE C.V.

(K) CFE, IPP´S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO.

(L) LA PARTICIPACIÓN DE PEMEX EN ESTOS PRODUCTOS ES MARGINAL.

(M) EL 87% DEL TOTAL DE LAS EXPORTACIONES DE CRUDO FUERON A LOS ESTADOS UNIDOS DE AMÉRICA, MIENTRAS QUE EL 13% RESTANTE FUE DISTRIBUIDO A EUROPA (6%), AL RESTO DEL CONTINENTE AMERICANO (3%) Y AL LEJANO ORIENTE (3%).

(N) SE ESTIMA QUE LA PARTICIPACIÓN DE PEMEX EN EL MERCADO INTERNACIONAL DEL PETRÓLEO CRUDO, DURANTE EL PRIMER TRIMESTRE DE 2009 FUE DE 3.65%

LOS VOLÚMENES ESTÁN EN MILES DE BARRILES DIARIOS A EXCEPCIÓN DE LOS

## SALES DISTRIBUTION BY PRODUCT

**CONSOLIDATED**

FOREIGN SALES

**Final Printing**

PETROQUÍMCIOS QUE SE EXPRESAN EN MILES DE TONELADAS Y EL GAS SECO QUE SE EXPRESA EN MILLONES DE PIES CÚBICOS DIARIOS.

## MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX
PETROLEOS MEXICANOS

QUARTER: 01 YEAR: 2009

### ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

| SERIES | NOMINAL VALUE | VALID COUPON | NUMBER OF SHARES | | | | CAPITAL STOCK | |
|---|---|---|---|---|---|---|---|---|
| | | | FIXED PORTION | VARIABLE PORTION | MEXICAN | FREE SUBSCRIPTION | FIXED | VARIABLE |
| NA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,714,998 |
| TOTAL | | | 0 | 0 | 0 | 0 | 0 | 296,714,998 |

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX CUENTA CON CERTIFICADOS DE APORTACIÓN PATRIMONIAL Y NO CON CAPITAL CONSTITUIDO POR ACCIONES.

# PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

## CONSOLIDATED FINANCIAL STATEMENTS

## MARCH 31, 2009

**Financial instruments-**

PEMEX's cash flows arising from its commercial and financial activities are exposed to the volatility of interest rates, currency exchange rates and hydrocarbon prices in the national and international markets.

In order to supervise and mitigate the potential deviations of its cash flows, PEMEX has adopted a General Risk Management framework, which includes the regulation of derivative financial instruments.

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Risk Management Committee (the "Committee") and approved by the Board of Directors.

Functions of the Committee include the authorization of the general strategies of risk management. The Committee is comprised of representatives of PEMEX, the Central Bank of Mexico, the SHCP and PMI CIM.

Additionally, the Risk Management Deputy Director designs and proposes to the Committee institutional regulations and strategies for managing financial market risk.

1. *Counterparty risk or credit risk from the use of derivative financial instruments*

PEMEX is exposed to credit risk (or repayment risk) when the market value of its derivative financial instruments is positive (that is favorable for PEMEX) since it faces a repayment risk of the counterparty failing to fulfill its performance obligations. Conversely, when the fair value of these instruments is negative, the risk is borne by the counterparty.

In order to minimize this risk, PEMEX only enters into transactions with high credit quality counterparties based on credit ratings from rating agencies such as Standard & Poor's and Moody's.

Generally, PEMEX's derivative transactions are executed on the basis of standard agreements and collateral for derivative financial transactions is neither provided nor received.

2. *Interest rate risk management*

PEMEX is exposed to risk in its cash flows due to fluctuations in the reference interest rates curves applicable to different currencies. Its predominant exposure is to LIBOR in U.S. dollars, because most of PEMEX's debt is denominated in U.S. dollars or hedged to U.S. dollars through currency swaps tied to LIBOR. The use of derivative financial instruments allows PEMEX to obtain an acceptable mix of fixed and variable rates in its debt portfolio.

The derivative financial instruments used in PEMEX's hedging transactions related to interest rate risk consist primarily of fixed-floating interest rate swaps. Under these instruments, PEMEX has the right to receive payments based on LIBOR or Mexican interest rates ("TIIE") while making payments at a fixed rate.

3. *Exchange rate risk management*

Since a significant amount of PEMEX's revenues is denominated in U.S. dollars, it generally obtains loans in U.S. dollars. However, PEMEX also borrows in currencies other than the U.S. dollars in order to take advantage of existing financing conditions of these foreign currencies when they are considered favorable by the Management.

PEMEX has entered into currency swaps transactions as a hedging strategy against exchange rate fluctuations of debt issued in currencies other than U.S. dollars.

4. *Commodity price risk management*

Natural gas:

PEMEX offers derivative financial instruments to its customers as a value added service, providing them with various hedging contracts as an option for protecting against fluctuations in the price of PEMEX's products. The risk that PEMEX incurs under these contracts is transferred to financial counterparties through its subsidiary, MGI Supply Ltd.

Crude oil:

Under its fiscal regime, PEMEX transfers most of its risk related to crude oil prices to the Mexican Government. As a consequence, PEMEX generally does not enter into long-term hedging transactions against fluctuations in crude oil prices. During the first three months of 2009, PEMEX did not enter into any crude oil price hedging transactions.

5. *Investment portfolio risk*

PEMEX is currently party to four asset swaps for a total of over 58,679,799, shares of Repsol denominated in U.S. dollars and with dates of maturity between January and April, 2011. As of March 31, 2009, the market value of Repsol shares was Euro 13.03 per share.

6. *Fair value of derivative financial instruments*

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of the other party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument's remaining life.

Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

7. *Accounting rules applicable*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provides expanded guidance for the recognition, valuation, recording, disclosure and bifurcation from a host agreement that are applicable, to derivative financial instruments for negotiation purposes, to those designated as hedges and to the embedded derivatives.

As of March 31, 2009, derivative financial instruments shown in the consolidated balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10. In the case of derivative financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in Bulletin C-10.

8. *Operations with derivative financial instruments*

PEMEX enters into derivative financial transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the Bulletin C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedges instruments, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the comprehensive financing result.

PEMEX seeks to mitigate the impact of market risk in its financials statements, through the establishment of a liability structure consistent with its expected operating cash flows. As a result, PEMEX seeks to eliminate exchange rate risk of its debt issued in currencies other than pesos or U.S. dollars by entering into derivative financial instruments contracts.

The accounting rules applicable to derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges. As such, the changes in their fair value affect the comprehensive financing result.

As of March 31, 2009, the fair value of PEMEX's derivative instruments shown in the balance sheet in Current Assets under "Accounts, notes receivable and other - Net" was Ps. 23,921,047 and it represents the 1.9% of the Total Assets, while the fair value of PEMEX's derivative instruments shown in the balance sheet in Current Liabilities under "Accounts and accrued expenses payable" was Ps. 30,006,098 and it represents the 2.3% of the Total Liabilities; thus, PEMEX considers that a sensibility analysis of the derivative financial instruments is not relevant.

In Equity, the effects of the derivative financial instruments designated as cash flow hedges are included in the "Comprehensive result" and they are reclassified into earnings when the hedged item's cash flows affect earnings. As of March 31, 2009, the fair value of the derivative financial instruments designated as cash flow hedges that are included in the "Comprehensive result" was (Ps. 5,555,821).

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item's cash flows affect earnings.

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, when the hedged items cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income must remain in this account and be reclassified into earnings at the same time as the hedged item's cash flows affect earnings; however, from that date forward, the derivative instrument will no longer qualify for hedge accounting treatment.

As of March 31, 2009, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of March 31, 2009, a net loss of Ps. 543,798 was reclassified from other comprehensive income into earnings.

As of March 31, 2009, PEMEX recognized a net loss of Ps. 3,314,281 in the comprehensive financing result with respect to derivative financial instruments treated as non-hedges.

9. *Embedded derivatives*

As of March 31, 2009, in accordance with Bulletin C-10, PEMEX recognized several agreements related to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Mauricio Alazraki Pfeffer
Deputy Director of Finance and Treasury

Date: May 29, 2009

## FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.